Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Purity Coffee Inc
1010 E North St Suite B3
Greenville, SC 29601-3150
https://puritycoffee.com/

Up to $1,234,999.60 in Class B Non-Voting Common Stock at $6.14
Minimum Target Amount: $14,993.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Purity Coffee Inc
Address: 1010 E North St Suite B3, Greenville, SC 29601-3150
State of Incorporation: DE
Date Incorporated: March 03, 2016

Terms:

Equity

Offering Minimum: $14,993.88 | 2,442 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,999.60 | 201,140 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $6.14
Minimum Investment Amount (per investor): $497.34

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

All active affiliates who have referred 3 or more orders in the past 90 days (as of 8/16/2024), Gold & Platinum level loyalty program members (as of 8/16/2024), and friends and family will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 24 hrs and receive 10% bonus shares.

Early Bird 2: Invest $1,000+ within the first 72 hrs and receive 7% bonus shares.

Early Bird 3: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $497+ and receive a $25 coffee credit.

Tier 2 Perk: Invest $1,000+ and receive a Bag of Founder's Roast + $50 coffee credit.

Tier 3 Perk: Invest $2,500+ and receive 2 bags of Founder's Roast + $150 coffee credit.

Tier 4 Perk: Invest $5,000+ and receive 2 bags of Founder's Roast + Investor Gift Pack + free 6-month subscription + 3% bonus shares.

Tier 5 Perk: Invest $10,000+ and receive 4 bags of Founder's Roast + Investor Gift Pack + free 1-year subscription + 5% bonus shares.

Tier 6 Perk: Invest $25,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + 7% bonus shares.

Tier 7 Perk: Invest $50,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + (5) $100 gift cards + 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Purity Coffee Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.14 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $614. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, Testing the Waters Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Purity Coffee Inc. (or the "Company"), founded in 2016, is dedicated to producing some of the healthiest coffee in the world. Leveraging scientific research and sustainable practices, we believe we source the highest quality organic beans, ensuring each cup is packed with health benefits. Our commitment to quality and health has contributed towards us achieving over $65 million in total revenue, with a loyal customer base of 28,900 active subscribers and a 50% returning customer rate. Our products are available on Amazon, and we continue to innovate with new formulations targeting specific health concerns.

Business Model

Purity Coffee operates on a direct-to-consumer model, utilizing e-commerce platforms such as Amazon to reach health-conscious consumers. We prioritize sustainable and ethical sourcing, partnering with farmers who practice regenerative and biodynamic farming. This approach not only ensures the highest quality coffee but also supports environmental sustainability. Our subscription service drives recurring revenue, and our rigorous quality control and scientific approach to roasting maximize health benefits, differentiating us in the competitive coffee market.

Intellectual Property

Purity Coffee's intellectual property includes proprietary formulations for our health-targeted coffee blends, optimized through rigorous scientific testing to retain high levels of beneficial compounds like chlorogenic acids. Our special roasting process, developed to maximize health benefits while ensuring exceptional taste, is a core component of our IP. Additionally, we feel our branding and product designs, including the Purity Cool Farms initiative, contribute to our distinctive market presence and competitive edge.

Public Benefit Corporation Status

Purity Coffee Inc. has been incorporated as a Public Benefit Corporation under Subchapter XV of the Delaware General Corporation Law. This means the Company has a blended focus to advance and balance (1) shareholder value; (2) the best interests of the stakeholders materially affected by the Company's conduct (including without limitation, employees, customers, suppliers, and local communities); and (3) a public benefit purpose or mission. The specific public benefit to be promoted by the Company is to improve the world's health through coffee, including maximizing the wellness benefits to customers by producing healthful and sustainable coffee backed by scientific research and testing and improving the health of the planet by sourcing regeneratively-grown organic, specialty-grade coffees and such other activities as the Board may from time to time determine to be appropriate and within the Company's overall purpose and mission. As a Public Benefit Corporation, the Company's focus on social and environmental benefits may, at times, result in decisions that do not prioritize short-term shareholder returns. Please see the Risk Factors section of this Offering Memorandum on how this may affect your investment.

Company Dividend Declarations

Dividends, if declared by the Board of Directors, may be distributed at their sole discretion and are not guaranteed. Dividends may be declared exclusively for one class of stock without being declared for other classes, meaning, for example, that holders of Class A-1 Voting Common Stock may receive dividends while holders of Class A Voting Common Stock or Class B Non-Voting Common Stock do not. Additionally, stock dividends will be distributed solely in shares of the same class held by the recipient. Potential investors should carefully review the Company Securities and Risk Factors sections of the Form C, as dividends are not guaranteed and may not be available to all stockholders, including those purchasing through this offering.

Related Party Merger with Sacred Cups, LLC

Purity Coffee, Inc. (the "Company") is in the process of entering into a merger agreement with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Ms. Amber Salisbury, the wife of the Company's Chief Executive Officer, Mr. Andrew Salisbury. Sacred Cups was formed on December 17, 2021, and is a nascent company focused on premium coffee offerings that are complementary to Purity Coffee's existing product lines.

Sacred Cups will retain its brand identity and operate its own product SKUs post-merger. The Company anticipates launching Sacred Cups-branded products on or around April 22, 2025.

Under the terms of the Letter of Intent and anticipated merger agreement:

- No equity or cash consideration will be paid by Purity Coffee for the merger.

- Prior to the merger, Ms. Salisbury will gift all of her ownership interest in Sacred Cups to Mr. Salisbury, who will be the sole owner of Sacred Cups at the time of the merger.

- Mr. Salisbury will not receive any additional shares, cash, or other compensation as a result of the merger. However, his ownership in Purity may be indirectly enhanced by the addition of the Sacred Cups brand.

- The Company does not anticipate adjusting the use of proceeds for the current offering in connection with this merger.

- As of the date of this filing, the Company has no knowledge of any liabilities or debt held by Sacred Cups. Sacred Cups has been personally bootstrapped by Mr. and Ms. Salisbury. The Company is in the early stages of due diligence and the transaction process; additional findings will be evaluated as part of that review.

- Sacred Cups has minimal contributed capital (less than $100,000), primarily reflecting intangible brand development.

- Ms. Amber Salisbury will join the Company as Brand Manager, Sacred Cups. She will receive a salary consistent with other mid-level managers ($125,000–$140,000 base), will be eligible for standard company bonus plans, and will not receive any equity compensation at this time. She will not serve as a director or officer of Purity Coffee.

The Company's board of directors approved the Letter of Intent and the proposed terms of the merger on March 25, 2025, and authorized the CEO to finalize and execute definitive merger documentation. Although Mr. Salisbury, as CEO and related party, did not formally recuse himself, the resolution reflects the approval of the board and majority voting shareholders.

This transaction constitutes a related party transaction, and the Company encourages investors to carefully review this disclosure as it may be material to their investment decision.

Competitors and Industry

Competitors

Purity Coffee faces competition from both mainstream coffee brands and niche health-focused coffee producers. Competitors include major players like Starbucks and Dunkin', as well as specialty brands such as Bulletproof Coffee and Four Sigmatic. While these competitors offer a range of products, we believe Purity Coffee's unique focus on health benefits and sustainability, backed by scientific research and certifications, sets us apart in the rapidly growing health and wellness coffee market.

Industry

The coffee industry is valued at $460 billion globally, with the organic food market adding another almost $300 billion, creating a combined total addressable market of $760 billion. The demand for health-conscious and sustainable products is on the rise, with 55% of consumers willing to pay a premium for health benefits in their food and beverages. Purity Coffee sits at the intersection of these trends, catering to consumers who prioritize both their health and the environment.

Source: https://www.grandviewresearch.com/industry-analysis/coffee-market#:~:text=The%20global%20coffee%20market%20size,significant%20driver%20of%20the%20market.

Source: https://newsroom.sialparis.com/topics/organic-wellness/organic/

Source: https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/deloitte-report-new-growth-opportunities-fresh-food.html

Current Stage and Roadmap

Current Stage

As of December 2024, Purity Coffee has demonstrated robust revenue growth, with a seven-year compound annual growth rate of 101%. We have a successful website and Amazon presence and in 2024 expanded into the grocery channel. With over 41,000 5-star reviews and a strong presence in the health and wellness market, we believe Purity Coffee is well-positioned for continued expansion and innovation.

Future Roadmap

Looking ahead, Purity Coffee aims to achieve carbon neutrality within the next two years, reinforcing our commitment to social and environmental responsibility. We plan to expand our Purity Cool Farms initiative, increasing the number of farms in our alliance to enhance our supply chain. Additionally, we are preparing to launch new products, including Nespresso pods and ready-to-drink beverages, and expand our market presence into Canada and Mexico via Amazon. Our goal, which is subject to market conditions and business plan execution, is to sustain a 50% year-over-year revenue growth by continuing to innovate and prioritize quality and customer satisfaction.

The Team

Officers and Directors

Name: Andrew Salisbury

Andrew Salisbury's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Secretary, Board Member
  Dates of Service: January, 2004 - Present
  Responsibilities: Andrew plans, directs, and coordinates business development activities at the highest level, ensuring alignment with our strategic business goals. He builds relationships with key partners and stakeholders while overseeing the quality of all operations to guarantee the company's survival and growth. Mr. Andrew Salisbury, CEO, earned total compensation of $777,030 in calendar 2024. This compensation was comprised of a fixed, base compensation of $250,000, an annual performance bonus of $150,000 (paid in March 2025), a variable monthly sales bonus of $375,030 and a holiday bonus of $2,000.

Name: Greg Bray

Greg Bray's current primary role is with Bray Financial & Strategic Solutions, LLC. Greg Bray currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: November, 2023 - Present
  Responsibilities: As part of the leadership team, Greg provides expertise in financial strategy, short and long range planning and provides oversight for financial operations and treasury. He receives a salary of $187,200.

Other business experience in the past three years:

- Employer: Bray Financial & Strategic Solutions, LLC
  Title: President
  Dates of Service: December, 2022 - Present
  Responsibilities: Self-employed fractional CFO

Name: Jon Butcher

Jon Butcher's current primary role is with Precious Moments. Jon Butcher currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2015 - Present
  Responsibilities: Jon is a co-founder and on the board. He has no direct operational role and does not receive compensation.

Other business experience in the past three years:

- Employer: Precious Moments
  Title: Chairman of the Board
  Dates of Service: January, 1990 - Present
  Responsibilities: Big picture vision and strategy.

Other business experience in the past three years:

- Employer: Lifebook
  Title: Founder
  Dates of Service: January, 2007 - Present
  Responsibilities: Jon is a personal development author.

Name: Ricardo Pereira

Ricardo Pereira's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Business Development Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Ricardo leads innovation and impact at coffee origin by working closely with our coffee producers to ensure economic, environmental and social sustainability. He receives a salary of $150,000.

Other business experience in the past three years:

- Employer: Ally Coffee Trading
  Title: COO
  Dates of Service: January, 2013 - December, 2023
  Responsibilities: Lead operations for Ally Coffee for 11 years opening offices and supply chain efficiency.

Name: Ildi Revi

Ildi Revi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Learning Officer
  Dates of Service: February, 2016 - Present
  Responsibilities: Ildi is responsible for researching, gathering and disseminating information about coffee's interaction with and impact on health and the environment. our staff and the public. This includes lab testing and cupping coffees, writing literature reviews and blog posts, advising management, designing learning programs for staff and customers, and collaborating with farming, production, coffee industry and scientific partners. Ildi receives a salary of $140,000.

Other business experience in the past three years:

- Employer: Ally Coffee
  Title: Director of Performance
  Dates of Service: November, 2017 - December, 2022
  Responsibilities: With a masters degree in adult learning, Ildi designed and developed coffee training programs in roasting, tasting, FSMA, FSVP and market dynamics for staff and clients. As a Certified Performance Technologist, she developed Ally Coffee employee learning programs, and as the staff PCQI the food safety system for FDA compliance. In addition, she taught courses for Ally with the Coffee Quality Institute, where she is a licensed Q Grader, certified Q Lecturer and Processing Generalist, and was a certified Q instructor from 2018-2023.

Name: Craig Junghandel

Craig Junghandel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: Craig leads the marketing, brand-building, and digital sales efforts, driving new customer acquisition, brand awareness, revenue growth, and customer retention. He receives a salary of $160,000.

Other business experience in the past three years:

- Employer: iArtisan
  Title: Founder & President
  Dates of Service: October, 2008 - Present
  Responsibilities: iArtisan is a web services agency I founded in 2008. Craig's role is to oversee client services which include: web hosting, web development, and IT.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand

for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, competition, and geopolitical factors, such as tariffs, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk of Unequal Dividend Distributions
The Board of Directors has the discretion to declare dividends exclusively for one class of stock without declaring dividends for other classes. As a holder of Class B Non-Voting Common Stock, you may not receive dividends if the Board opts to distribute them solely to holders of Class A-1 Voting Common Stock or Class A Voting Common Stock. This policy could result in limited or no dividend returns for holders of Class B Non-Voting Common Stock, potentially impacting the overall value of your investment. Potential investors should refer to the Company Overview and Company Securities sections of the Form C for further information on the rights and preferences of Class B Non-Voting Common Stock and the potential implications of the Company's dividend policy.

Public Benefit Corporation
Purity Coffee Inc. has incorporated as a Public Benefit Corporation (PBC) instead of a traditional C-Corp or 501(c)(3). A significant difference offered by a Benefit Corporation's legal mandate is that the directors and officers are required to consider the company's social and environmental impact along with shareholder interests when making decisions. This legal structure empowers Purity Coffee's leadership to prioritize creating positive benefits for the community and the environment, aligning with the company's core mission, beyond solely financial returns. Additionally, Purity Coffee has achieved B Corp certification, further emphasizing its commitment to high standards of social and environmental responsibility, accountability, and transparency. This certification serves as an independent affirmation of the company's dedication to creating a meaningful, positive impact. As an investor in Purity Coffee Inc., you must acknowledge and agree that the company's mission to prioritize its social and environmental impact, alongside financial performance, is a benefit that may yield both non-financial and financial returns.

We are in the early stages of a related-party merger, which may pose conflicts of interest and unknown risks.
The Company is in the process of entering into a merger agreement with Sacred Cups, LLC, a company solely owned by the spouse of our CEO, Andrew Salisbury. The ownership of Sacred Cups is expected to be transferred to Mr. Salisbury before the merger, and Sacred Cups will be merged into Purity Coffee without cash or equity consideration. As of the date of this filing, the Company has no knowledge of any liabilities or outstanding obligations at Sacred Cups; however, the Company has only recently begun its formal due diligence process. It is possible that additional risks, obligations, or liabilities could arise during this review. Because this is a related-party transaction, there is an inherent conflict of interest. While the transaction has been approved by our board and majority shareholders, the CEO did not recuse himself from the approval process. Investors should be aware that transactions involving affiliated parties may not always reflect terms that would have been available in an arm's length negotiation, and the ongoing integration of Sacred Cups may involve additional risks, costs, or management resources.

Risk of Dilution from Prior Offering
This offering does not reflect the issuance of up to 196,444 shares of Class B Non-Voting Common Stock that may result from Purity Coffee's Regulation Crowdfunding offering launched on August 27, 2024, through a third-party funding portal. That offering has closed, but the reconciliation of the total shares to be issued remains in progress. Once issued, those shares will dilute the equity interests of investors in this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Salisbury	5,450,000	Common Stock	54.5%
Purity Equity, LLC (100% owned & Managed by Jon Butcher)	4,300,000	Common Stock	43.0%

The Company's Securities

The Company has authorized Common Stock, Class B Non-Voting Common Stock, SAFE - Ronald House, SAFE - Melissa Jernigan, SAFE - James Jernigan, SAFE - Hire Better, SAFE - James Jernigan, SAFE - Melissa Jernigan, and Class A-1 Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 201,140 of Class B Non-Voting Common Stock.

Common Stock

The amount of security authorized is 7,900,000 with a total of 7,169,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

Stock Options and RSUs

The total amount outstanding includes 1,571,400 shares to be issued pursuant to stock options and 1,048,000 shares to be issued pursuant to Restricted Stock Options.

Class B Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Note on Outstanding Shares:

The number of shares of Class B Non-Voting Common Stock stated in this Form C does not include up to 196,444 shares that may be issued pursuant to Purity Coffee's Regulation Crowdfunding offering conducted through StartEngine's funding portal, which commenced on August 27, 2024. That offering has closed; however, the total number of shares to be issued has not yet been finalized, and the reconciliation of the final share count is still in progress. As a result, these shares are not reflected in the number of securities currently issued and outstanding.

Requirement to Join Shareholder Agreement

Investors will be required to join Purity Coffee's Amended & Restated Shareholder Agreement as part of their investment in the Company. Please see a copy of the Company's Amended & Restated Shareholder Agreement attached to the Form C as

Exhibit F.

Dividends. The holders of Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on both Classes. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock while holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

SAFE - Ronald House

The security will convert into Safe preferred stock and the terms of the SAFE - Ronald House are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Ronald House.

SAFE - Melissa Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - Melissa Jernigan are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Melissa Jernigan.

SAFE - James Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - James Jernigan are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - James Jernigan.

SAFE - Hire Better

The security will convert into Safe preferred stock and the terms of the SAFE - Hire Better are outlined below:

Amount outstanding: $30,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity

Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Hire Better.

SAFE - James Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - James Jernigan are outlined below:

Amount outstanding: $62,033.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - James Jernigan.

SAFE - Melissa Jernigan

The security will convert into Safe preferred stock and the terms of the SAFE - Melissa Jernigan are outlined below:

Amount outstanding: $62,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of: (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

Material Rights

There are no material rights associated with SAFE - Melissa Jernigan.

Class A-1 Voting Common Stock

The amount of security authorized is 7,100,000 with a total of 5,450,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Purity Coffee, Inc of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In addition, investors in this offering should be aware that the Company previously conducted a Regulation Crowdfunding offering through a third-party funding portal, which closed on August 27, 2024. While that offering has concluded, the reconciliation of shares is still in progress, and up to 196,444 shares of Class B Non-Voting Common Stock may be issued in connection with it. These shares are not yet included in the capitalization reflected in this Form C. Once issued, they will increase the number of shares outstanding and may dilute the ownership percentage of investors in this offering.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $30,000.00
  Use of proceeds: General operations
  Date: July 29, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $62,033.00
  Use of proceeds: General operations
  Date: April 30, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $62,000.00
  Use of proceeds: General operations
  Date: July 21, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $24,091,003, a 42% increase compared to fiscal year 2023 revenue of $17,003,319.

The increased revenue was due to increased sales through marketing efforts.

Cost of sales

Cost of sales in 2024 was $14,132,715, an increase of approximately 36% from costs of $10,378,975 in fiscal year 2023. The increase was attributable to the growth in sales, however, declined as a percentage of sales due to improvements in packaging and distribution costs.

Gross profit margins

Gross profit in 2023 and 2024 was $6,624,345 and $9,958,288, respectively.

2024 gross profit increased by 50% over 2023 gross profit. This increase in gross margin was attributable to the increase in sales combined with the improvement in Cost of Goods Sold.

Expenses

The Company’s expenses consist of, among other things, compensation, marketing and sales expenses, and fees for professional services and a building lease. Expenses in 2023 were $5,753,893 and $9,453,656 in 2024. This increase was primarily due to the rise in G&A expenses and sales / marketing expenses that accompanied the increased revenue.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue and profit generating. We anticipate revenues and cash flows to expand as the company expands its customer base and achieves economies of scale with growing revenues.

Historical cash was primarily generated through sales. Our 2025 revenue target is $35mm, a 46% growth rate compared to 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's current resources are a combination of existing liquidity, shareholder funding capacity, a crowdfunding equity campaign and a Wayflyer $2.7mm Binding Letter of Intent to purchase future receivables of which $2.07mm is available (as of 04/27/2025). This Wayflyer Letter of Intent was renewed on March 15, 2025 and has a six-month term. Our cash on hand was $674,692 as of April 28, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. These funds provide additional working capital but the company generates positive cash flow, has existing liquidity and has access to Wayflyer credit as well.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current average monthly operating expenses of $992,000. This covers payroll and contractor expenses, research and testing costs, sales and marketing investments, IT subscription costs and other general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current average monthly operating expenses of $992,000. This covers payroll and contractor expenses, research and testing costs, sales and marketing investments, IT subscription costs and other general and administrative expenses. We expect to deploy a certain portion of Reg CF proceeds to increase paid media expenses to generate sales growth and expenses will increase commensurate with those decisions. Other operating costs are not expected to materially change as a result of Reg CF proceeds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is assessing options to secure lower-cost lines of working capital. Our Wayflyer LOI has been renewed and the terms were unchanged. The Company is currently assessing options regarding future Regulation CF campaigns. We do not anticipate requiring additional owner capital contributions.

Indebtedness

- Creditor: Wayflyer MCA
  Amount Owed: $625,212.00
  Interest Rate: 10.2%
  During fiscal years 2023 and 2022, the Company entered into multiple finance agreements with Wayflyer MCA on various dates throughout the years ending December 31, 2023, and 2022. The MCA fee is typically a mid-single digit rate expressed as a percentage of the capital draw. The payback periods vary typically between 22 and 26 weeks. As of December 31, 2023, and December 31, 2022, the outstanding balance on these financing arrangements amounts to $107,823 and $257,423 respectively and the entire amount is classified under current liabilities. Additionally, as of March 25, 2025, the balance due to Wayflyer is $485,870.

- Creditor: Jon Butcher
  Amount Owed: $152,881.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2025

- Creditor: Paul Salisbury
  Amount Owed: $135,000.00
  Interest Rate: 18.0%
  Maturity Date: July 04, 2026
  $40,000 matures on 10/1/2025 and $100,000 matures on 7/1/2026 but the loan holder may extend the maturity dates.

Related Party Transactions

- Name of Person: Jon Butcher
  Relationship to Company: 20%+ Owner and Director
  Nature / amount of interest in the transaction: Mr. Butcher is a director and principal securities owner of Purity Coffee via Purity Equity, LLC.
  Material Terms: One note issued on January 1, 2019, in the original principal amount of $265,724 at 4% interest, maturing on January 1, 2024, with an outstanding balance of $233,742 as of year-end 2023. A second note issued on January 1, 2020, in the original principal amount of $405,000 at 4% interest, maturing on January 1, 2025, with an outstanding balance of $356,256 as of year-end 2023. The combined balance of these loans was $589,998 as of December 31, 2023. Subsequent repayments may have reduced this balance.

- Name of Person: Paul Salisbury
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Mr. Salisbury is a shareholder of the Company.
  Material Terms: On March 16, 2022, the Company issued Mr. Salisbury a Senior Unsecured Note in the original amount of $175,000 with an annual interest rate of 18% and a 12-month maturity. The note remained outstanding as of December 31, 2023. In 2024, the note was restructured into two components: $75,000 maturing on October 1, 2025

$100,000 maturing on July 1, 2026 Principal and interest payments are being made monthly. As of February 28, 2025, the outstanding balance on the October 2025 note was $40,000.

- Name of Person: Andrew Salisbury
  Relationship to Company: Chief Executive Officer and Director
  Nature / amount of interest in the transaction: Mr. Salisbury is the Chief Executive Officer and a director of Purity Coffee. His spouse, Ms. Amber Salisbury, is the sole owner of Sacred Cups, LLC, a company that is party to a proposed merger with Purity Coffee. Prior to the consummation of the merger, Ms. Salisbury will gift 100% of her ownership interest in Sacred Cups to Mr. Salisbury, making him the sole owner of Sacred Cups at the time of the transaction.
  Material Terms: The Company has approved a non-cash, no-equity merger with Sacred Cups, LLC. Mr. Salisbury will not receive any compensation or consideration from the merger, though he may indirectly benefit through an increase in the value of his Purity Coffee holdings. The Company is in the early stages of due diligence and, as of the date of this filing, has no knowledge of any liabilities or debt of Sacred Cups. Sacred Cups has been personally bootstrapped by Mr. and Ms. Salisbury with less than $100,000 of contributed capital. Ms. Salisbury will join Purity Coffee post-merger as Brand Manager, Sacred Cups, earning a base salary between $125,000 and $140,000, without equity compensation.

Valuation

Pre-Money Valuation: $77,483,116.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) no shares are held in reserve by the Company for issuance under a stock plan.

The total number of shares outstanding on a fully diluted basis (12,619,400 shares) includes 10,000,000 shares issued, 1,048,000 shares to be issued pursuant to RSUs issued, and 1,571,400 shares to be issued pursuant to stock options issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $354,033 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,993.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  50.0%
  We will use 50% of the funds raised to increase inventory needed to utilize a Third Party Logistics (3PL) provider for warehousing, distribution and inventory management.

- Sales and Marketing
  32.0%
  We will use 32% of the funds raised to expand sales and marketing investments namely paid media and to invest in AI-enabled technology to improve revenue forecasting and demand planning.

- Other Working Capital
  11.5%
  We will use 11.5% of the funds for working capital to provide additional short-term liquidity and cover routine operating expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://puritycoffee.com/ (Puritycoffee.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/puritycoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Purity Coffee Inc

[See attached]

PURITY COFFEE INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

INDEX TO FINANCIAL STATEMENTS

SET APART

INDEPENDENT AUDTIOR'S REPORT

To the Board of Directors of
Purity Coffee Inc.
Greenville, South Carolina

Opinion

We have audited the financial statements of Purity Coffee Inc. (hereinafter referred to as "the Company"), which comprises the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,033,369	$	161,508
Accounts Receivable, net		9,431		2,937
Inventory		1,057,671		1,102,694
Prepaids and Other Current Assets		439,430		315,458
Total Current Assets		**2,539,899**		**1,582,597**
Loan receivable - related party		50,258		-
Security Deposit		1,500		1,500
Note Receivable		100,000		100,000
Investments		100,000		100,000
Total Assets	**$**	**2,791,657**	**$**	**1,784,097**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	928,267	$	1,026,805
Credit Cards		158,126		382,730
Accrued Interest		52,149		153,067
Current Portion of Shareholder's Loans		260,745		482,560
Forward Financing		906,510		107,823
Deferred Revenue		114,569		131,817
Other Current Liabilities		677,606		370,607
Total Current Liabilities		**3,097,972**		**2,655,408**
Shareholder Loan		150,000		540,392
Simple Agreement for Future Equity (SAFEs)		314,926		431,478
Total Liabilities		**3,562,898**		**3,627,279**
STOCKHOLDERS' EQUITY				
Common Stock Class A		100		100,000
Common Stock Class B		2		-
Additional Paid in Capital		1,118,953		302,552
Accumulated Deficit		(1,890,295)		(2,245,734)
Total Stockholders' Equity		**(771,241)**		**(1,843,182)**
Total Liabilities and Stockholders' Equity	**$**	**2,791,657**	**$**	**1,784,097**

See accompanying notes to financial statements.

For The Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	24,091,003	$	17,003,319
Cost of Goods Sold		14,132,715		10,378,975
Gross Profit		**9,958,288**		**6,624,345**
Operating Expenses:				
General and Administrative		4,291,549		2,739,019
Research and Development		145,039		147,555
Sales and Marketing		5,017,068		2,867,319
Total Operating Expenses		**9,453,656**		**5,753,893**
Operating Income		**504,632**		**870,452**
Interest Expense		203,663		172,058
Other Loss/(Income)		(54,470)		(18,986)
Income Before Provision For Income Taxes		**355,439**		**717,380**
Provision/(Benefit) For Income Taxes		-		-
Net Income	$	**355,439**	$	**717,380**

See accompanying notes to financial statements.

(in , $US)	Common Stock Class A		Common Stock Class B (Non-Voting)		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	10,000,000	$ 100,000	-	$ -	$ 301,843	$ (2,963,114)	$ (2,561,271)
Share-Based Compensation	-	-	-	-	709	-	709
Net Income	-	-	-	-	-	717,380	717,380
Balance—December 31, 2023	10,000,000	$ 100,000	-	$ -	$ 302,552	$ (2,245,734)	$ (1,843,182)
Effect of Change in Par Value ($1 to $0.00001)	-	(99,900)	-	-	99,900	-	-
Issuance of Class B Common Stock, net of issuance cost			163,523	2	716,500	-	716,502
Net Income	-	-	-	-	-	355,439	355,439
Balance—December 31, 2024	10,000,000	$ 100	163,523	$ 2	$ 1,118,953	$ (1,890,295)	$ (771,241)

See accompanying notes to financial statements.

For The Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 355,439	$ 717,380
Adjustments to reconcile net income to net cash provided by /(used in) operating activities:		
Share-based Compensation	-	709
Effect if Change in Fair Value of SAFE	(116,552)	-
Changes in operating assets and liabilities:		
Accounts Receivable, net	(6,494)	1,233
Inventory	45,023	(619,562)
Prepaids and Other Current Assets	(123,972)	(154,871)
Accounts Payable	(98,537)	559,798
Accrued Interest	(100,918)	(40,014)
Deferred Revenue	(17,248)	65,491
Credit Cards	(224,603)	(14,860)
Other Current Liabilities	306,999	37,554
Net Cash Provided by Operating Activities	**19,137**	**552,856**
CASH FLOW FROM INVESTING ACTIVITIES		
Loan Given to Related Party	(50,258)	-
Net Cash Used In Investing Activities	**(50,258)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings/ (Repayment) on Forward Financing	798,687	(149,600)
Repayment on Shareholder Loans	(612,208)	(430,210)
Issuance of Class B Common Stock, net of issuance cost	716,502	-
Net Cash Provided By/(Used In) Financing Activities	**902,981**	**(579,810)**
Change In Cash and Cash Equivalents	**871,860**	**(26,954)**
Cash—Beginning of the Year	161,508	188,462
Cash—End of the Year	**$ 1,033,369**	**$ 161,508**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 165,181	$ 172,058

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Purity Coffee Inc. was incorporated on March 3, 2016, in the state of Delaware. The financial statements of Purity Coffee Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenville, South Carolina.

Purity Coffee® is a DTC retailer of high-quality, health-focused coffee. Purity's overarching mission is to improve the world's health through coffee by way of conscious and sustainable practices designed to support the wellness of its customers and the planet. Purity's regeneratively-grown organic, hand-picked speciality-grade coffees are among the top 1% produced worldwide in terms of quality. The coffees they source are produced on biodynamic farms using the best environmental practices and undergo lab testing to ensure optimal antioxidant levels and the absence of toxins. Purity Coffees are sourced from trusted farming partners across Latin America and are roasted & packaged by two roasteries in the eastern US. Purity uses a specific roasting protocol designed to maintain the coffee's natural antioxidant levels while minimizing or avoiding the presence of harmful compounds that can develop during the roasting process. They offer a variety of roasts and caffeine levels, as well as different formats such as whole bean, ground, and single-serve options to suit customers' preferences. Purity Coffee® is sold directly to consumers via their website, Amazon.com, and through a select group of retail partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceed FDIC-insured limits by $559,504 and $0, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's majority of customers are direct consumers. As of December 31, 2024, and 2023, the Company determined that an allowance for expected credit loss was not material to the financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using a FIFO method.

Income Taxes

Purity Coffee Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The company generates revenue from the sale of its coffee products directly to consumers and retailers.

Cost of sales

Costs of goods sold include the cost of raw materials, ingredients, packaging, freight, shipping, and roasting.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $3,296,946 and $$2,361,538, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Investments

The Company accounts for its investments in private companies, where it does not have significant influence or control, in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) under ASC 321, Investments – Equity Securities. These investments are recorded at cost, less any impairment.

The Company evaluates its investments for impairment at each reporting period or when there is an indication that the carrying amount may not be recoverable. If an impairment is identified, the investment is written down to its estimated fair value, and the impairment loss is recognized in the statement of operations. The Company does not recognize unrealized gains or losses unless there is an observable price change in an orderly transaction.

As of December 31, 2024, and December 31, 2023, the carrying value of the Company's investment was $100,000. No impairment was recorded during the years ended December 31, 2024, and 2023.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2024	2023
Raw Materials - Coffee Beans	$ 225,187	$ 447,359
Raw Materials - Packaging	252,488	276,424
Work In Progress Inventory	10,262	9,476
Finished Goods	568,775	336,687
Inventory in Transit	-	24,368
Merchandise Inventory	959	8,379
Total Inventory	**$ 1,057,671**	**$ 1,102,694**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of December 31,	2024	2023
Shopify Receivable	$ 94,401	$ 117,436
Amazon Receivable	117,123	104,502
Prepaid Inventory Deposits	111,564	68,525
Prepaid Expenses	46,411	24,995
Crowfunding Costs	69,930	-
Total Prepaids and Other Current Assets	**$ 439,430**	**$ 315,458**

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Accrued Expenses	$ 477,251	$ 283,936
Payroll Liabilities	154,563	66,659
Sales Tax Payable	45,793	7,512
Deferred Compensation	-	12,500
Total Other Current Liabilities	**$ 677,606**	**$ 370,607**

Note Receivable consists of:

					For the Year Ended December 2024			For the Year Ended December 2023		
Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Note Receivable	Current Portion	Non-Current Portion	Total Note Receivable
Fincas Purity SAS - I	$ 50,000	2.00%	10/18/2022	10/18/2028	$ -	$ 50,000	$ 50,000	$ -	$ 50,000	$ 50,000
Fincas Purity SAS - II	50,000	2.00%	11/22/2022	11/22/2028	-	50,000	50,000	-	50,000	50,000
Total					$ -	$ 100,000	$ 100,000	$ -	$ 100,000	$ 100,000

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock, Class A with a par value of $0000.1, and 3,000,000 shares of Common stock, Class B. As of December 31, 2024, and December 31, 2023, 10,000,000 shares of Class A and 163,523 shares of Class B have been issued and are outstanding.

6. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 35,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

Exercisable Options at December 31, 2022	**16,514**	**$**	**0.56**	**2.52**
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	(6,667)		-	-
Outstanding at December 31, 2023	**15,714**	**$**	**0.56**	**1.82**
Exercisable Options at December 31, 2023	**15,714**	**$**	**0.56**	**1.82**
Effect of Forward Stock Split - 100 for 1	1,555,686	$	0.01	-
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2023	**1,571,400**	**$**	**0.01**	**1.11**
Exercisable Options at December 31, 2023	**1,571,400**	**$**	**0.01**	**1.11**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $0 and $709, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

Outstanding at December 31, 2022	**$**	**10,480**	**$**	**0.56**	**8.31**
Granted		-		0.56	-
Vested		-		-	-
Forfeited		-		-	-
Outstanding at December 31, 2023	**$**	**10,480**	**$**	**0.56**	**7.31**
Granted		-		-	-
Vested		-		-	-
Forfeited		-		-	-
Outstanding at December 31, 2024	**$**	**10,480**	**$**	**0.56**	**6.30**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2024, was approximately $0. The total fair value of the restricted stock awards vested during 2024 was $0.

7. DEBT

Forward Financing

During fiscal years 2024 and 2023, the Company entered into multiple finance agreements with Wayflyer MCA on various dates throughout the years ending December 31, 2024, and 2023. The amounts borrowed are repaid from cash collected from customers from the sale of products. As of December 31, 2024, and December 31, 2023, the outstanding balance on these financing arrangements amounts to $906,510 and $107,823, respectively, and the entire amount is classified under current liabilities.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jon Butcher - Senior Unsecured Note	$ 265,724	4.00%	01/01/2019	01/01/2024	$ -	$ -	$ -	$ 233,742	$ -	$ 233,742
Andrew Salisbury - Senior Unsecured Note	198,439	4.00%	01/01/2019	01/01/2024	-	-	-	73,818	-	73,818
Jon Butcher - Senior Unsecured Note	405,000	4.00%	01/01/2020	12/31/2025	260,745		260,745	-	356,256	356,256
Andrew Salisbury - Senior Unsecured Note	495,000	4.00%	01/01/2020	01/01/2025	-	-	-	-	184,136	184,136
Paul Salisbury - Senior Unsecured Note	175,000	18.00%	03/16/2022	07/31/2026		150,000	150,000	175,000	-	175,000
Total					$ 260,745	$ 150,000	$ 410,745	$ 482,560	$ 540,392	$ 1,022,953

The summary of the future maturities is as follows:

For The Year Ended December 31,	2024
2025	$ 260,745
2026	150,000
2027	-
2028	-
2029	-
Thereafter	-
Total	**$ 410,745**

Simple Agreements for Future Equity

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFE - Ronald House	06/30/2018	$ -	$ 100,000	0%	$ 100,000	$ 100,000
SAFE - Melissa Jernigan	01/24/2020	10,000,000	25,000	0%	25,000	25,000
SAFE - James Jernigan	01/24/2020	10,000,000	75,000	0%	75,000	75,000
SAFE - Hire Better	07/29/2021	-	30,000	0%	30,000	30,000
SAFE - James Jernigan	04/30/2022	20,000,000	62,033	80%	62,033	62,033
SAFE - Melissa Jernigan	07/21/2022	20,000,000	62,000	80%	62,000	62,000
Fair Value in Excess of Stated Value of Derivative Instrument					$ (39,107)	$ 77,445
Total SAFE(s)					**$ 314,926**	**$ 431,478**

If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the lesser of (i) the Purchase Amount divided by the Discount Price; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Equity Financing.

In connection with the automatic conversion of SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of SAFE, the Holder will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the Conversion Amount").

If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the years ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ -	$ -
Valuation Allowance	-	-
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (172,414)	$ (172,414)
Valuation Allowance	172,414	172,414
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $663,131, and the Company had state net operating loss ("NOL") carryforwards of approximately $663,131. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On January 1, 2019, the Company issued a Senior Unsecured Note to Andrew Salisbury (shareholder) in the amount of $198,439, with an annual interest rate of 4%, and with a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $79,818, respectively.

On January 1, 2019, the Company issued a Senior Unsecured Note to Jon Butcher (shareholder) in the amount of $265,724, with an annual interest rate of 4% and a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $233,742, respectively.

On January 1, 2020, the Company issued a Senior Unsecured Note to Jon Butcher (shareholder) in the amount of $405,000, with an annual interest rate of 4% and with a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $260,745 and $356,256, respectively.

On January 1, 2020, the Company issued a Senior Unsecured Note to Andrew Salisbury (shareholder) in the amount of $495,000, with an annual interest rate of 4% and a maturity of 60 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $0 and $184,136, respectively.

On March 16, 2022, the Company issued a Senior Unsecured Note to Paul Salisbury (shareholder) in the amount of $175,000, with an annual interest rate of 18% and a maturity of 12 months. As of December 31, 2024, and 2023, the principal balance outstanding on the note was $150,000 and $175,000, respectively.

On November 14, 2024, the Company received 50,000 from Andrew Salisbury (CEO) with an annual interest rate of 4% and a maturity of 14 months. As of December 31, 2024, the principal balance receivable was $50,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 30, 2025, the date the financial statements were available to be issued.

On April 16, 2025, Purity Coffee, Inc. (the "Company") merged with Sacred Cups, LLC ("Sacred Cups"), a Georgia limited liability company solely owned by Ms. Amber Salisbury, the spouse of the Company's Chief Executive Officer, Mr. Andrew Salisbury. Sacred Cups, formed on December 17, 2021, is an early-stage business focused on premium coffee products that complement Purity Coffee's existing offerings.

Under the terms of the Letter of Intent and the anticipated merger agreement:

- No equity or cash consideration was paid by the Company for the merger.
- Prior to the transaction, Ms. Salisbury transferred her entire ownership interest in Sacred Cups to Mr. Salisbury, who became the sole owner at the time of the merger.
- Mr. Salisbury did not receive any additional compensation (equity, cash, or otherwise) in connection with the merger. However, his indirect ownership interest in the combined entity may benefit from the addition of the Sacred Cups brand.
- Sacred Cups will retain its own brand identity and product SKUs post-merger, with branded products expected to launch on or around April 22, 2025.
- The Company does not expect to adjust the use of proceeds from its current offering as a result of the transaction.
- To the Company's knowledge, Sacred Cups holds no debt or liabilities. It has been bootstrapped by Mr. and Ms. Salisbury and has minimal contributed capital (less than $100,000), primarily related to brand development.
- The Company is in the early stages of due diligence and will evaluate any new findings as the process progresses.

- Ms. Amber Salisbury will join the Company as Brand Manager, Sacred Cups, with a base salary consistent with other mid-level managers ($125,000–$140,000), eligibility for standard bonus plans, and no equity compensation at this time. She will not serve as a director or officer of the Company.

The Company's board of directors approved the Letter of Intent and proposed merger terms on March 25, 2025, and authorized Mr. Salisbury to execute definitive documentation. As this is a related party transaction, the Company encourages investors to review this disclosure carefully as it may be material to their investment decision.

On April 16, 2025, Purity Coffee, Inc. (the "Company") executed a merchant cash advance (forward financing arrangement) with Wayflyer, securing an additional draw of $300,000 to support general working capital needs. The outstanding balances under the Company's existing agreements with Wayflyer were consolidated into this new arrangement.

Under the terms of the revised agreement, the Company will remit up to $17,000 per week over the next 38 weeks to satisfy the total repayment obligation.

In early 2025, Purity Coffee Inc. was the target of a phishing scheme in which a fraudulent actor impersonated a legitimate vendor and requested a change to the vendor's bank account details. As a result, three invoices totaling approximately $97,000 were mistakenly paid to the fraudulent account before the issue was identified. Recovery of the lost funds is being pursued through the insurance policy held by our CPA firm. The incident occurred due to a deviation from our standard internal control procedure, which requires verbal confirmation of any changes to payment details. In response, the company has strengthened its internal controls to ensure that such events do not recur, including reinforced procedures for verifying vendor information changes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Join the Purity Partnership

Founded in 2016, Purity Coffee is dedicated to improving the world's health through coffee. We have generated over $65M in lifetime sales through our relentless commitment to producing the healthiest and most sustainably-grown coffee possible. Discover what over 29,000 subscribers already have - that your daily ritual can improve how you feel and save the environment at the same time.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PURITY
COFFEE
FLOW
AMERICA'S FASTEST-GROWING PRIVATE COMPANIES
Inc. 5000
1721
WE MADE THE LIST!
4 YEARS IN A ROW!

$1,019,151.80 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$6.14 Per Share

RAISED	INVESTORS
$1,019,151.80	505
MIN INVEST	**VALUATION**
$497.34	$77.48M

REASONS TO INVEST

- Purity Coffee has generated over $65M in lifetime sales and achieved an average CAGR of 101% for the past 8 years.* In addition to our DTC sales, we are a top-selling organic whole bean coffee on Amazon.

- The result of our commitment to producing the highest quality and healthiest cup of coffee: 42K reviews with an average 4.9-star rating, a returning customer rate of 50%, over 29K active coffee subscribers, and over 1.7K new customers WoW.

- Our mission is to improve global health through coffee by defining a new category where the entire supply chain - from farm to cup - is focused on exacting standards for health and sustainability.

*PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE SUCCESS. THERE IS NO GUARANTEE THE AVERAGE CAGR WILL REMAIN 101% AND MAY DECREASE.

PURITY COFFEE DIVIDENDS ARE NOT GUARANTEED AND MAY BE DECLARED AT THE SOLE DISCRETION OF THE BOARD OF DIRECTORS, INCLUDING EXCLUSIVELY FOR ONE CLASS OF STOCK. POTENTIAL INVESTORS SHOULD REVIEW THE COMPANY SECURITIES AND RISK FACTORS SECTIONS OF THE FORM C FOR MORE INFORMATION.

TEAM



Andrew Salisbury • Chief Executive Officer, Board Member

Andrew Salisbury, founder and CEO of Purity Coffee, believes healthier coffee is key to wellness, performance, and longevity. Drawing on his experience, he created a meticulous process to make the healthiest coffee. Purity Coffee bridges the gap between coffee's benefits and public perception, advocating for its role in reducing health risks and promoting longevity.

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Greg Bray • Chief Financial Officer

A CFO with +30 years of finance and leadership experience. A trusted executive who excels at business analysis, planning, leadership and value creation. Serves as fractional CFO for numerous companies in a range of industries. Holds an MBA (Wake Forest) and a BS-Finance (Univ South Alabama).

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Ricardo Pereira • Chief Business Development Officer

Ricardo Pereira has been a key supporter of Purity Coffee since 2015, initially through his role at Ally Coffee. With extensive experience in global commodity regulations and trading, Ricardo has built strong relationships with coffee producers and roasters worldwide. He played a vital role in establishing Ally offices across several continents, expanding networks within the coffee industry. Ricardo's credibility in the specialty coffee sector is unmatched, often sought after as a speaker at global conferences. As a licensed Q-grader and fluent in three languages, Ricardo brings both expertise and versatility to his work.

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Jon Butcher • Board Member

I'm an entrepreneur and co-founder of Purity Coffee. I'm the chairman of the board of the Precious Moments Family of Companies and also Founder of the Personal Development company Lifebook.

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Ildi Revi • Chief Learning Officer

Ildi Revi, M.Ed., CPT, PCQI, coffee roaster, Q Arabica Grader & former Instructor, has created workplace learning programs and been in the coffee industry since 1996, including several years on a coffee farm in Zimbabwe and with international development projects in Southern Africa.

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Craig Junghandel • Chief Marketing Officer

Craig Junghandel, CMO of Purity Coffee®, drives new customer acquisition and revenue growth. With over 15 years in digital marketing and 5 years as Purity's CMO, he has helped the company achieve a $24M annual run rate and over $50M in total sales since arriving in 2017.

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Brian Ludviksen • Director of Operations

I've been fortunate enough to spend over 20 years in an industry I love - Specialty Coffee - with roles ranging from small batch coffee roaster to national operations manager (even a barista competitor at one point!), all with a focus on quality, efficiency, and sustainability. I have also enjoyed volunteering in the industry, especially for the Specialty Coffee Association's Equipment Standards Committee since 2011.

I spent many years at Counter Culture Coffee, playing a key role in the development of their training center model and scale to a national brand. My responsibilities ranged from technical and customer support to operational and executive strategic planning. At Purity, I work closely with Andrew and the management team on company objectives and strategic planning, as well as the day to day operations. I also play a key role in our sustainability efforts, including our pending B Corp membership and our goal for carbon neutrality by 2025.

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THE PITCH

Purity Coffee: Crafted Sustainably, With Health in Mind


“Paving the way for healthier coffee options!!”
-Kathleen G.
PURITY COFFEE
BALANCE
PROTECT
FLOW
A Medium Roast Coffee Consciously Crafted for OVERALL HEALTH
EASE
CALM
THE PURITY PARTNERSHIP

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Working with coffee scientists and industry experts, we believe we've reimagined the entire coffee supply chain in an effort to create the world's healthiest coffee. The process begins with regenerative organic farming best-practices at origin, which result in a nutrient-rich coffee, packed with beneficial antioxidants (CGAs), micronutrients, and bioactive compounds.

Purity's hand-picked specialty-grade organic coffee undergoes a specialized roasting process which is designed to optimize health benefits. When coffee is roasted, hundreds of compounds are created and destroyed in the process, some good and some bad. Our roast protocol was developed to retain the maximum amount of beneficial compounds while minimizing or eliminating the negative compounds that can develop during roasting. We call this the “sweet spot”.

The Purity Standard we've established ensures that every coffee produced is tested for mold, mycotoxins, contaminants, heavy metals, pesticide residue, as well as beneficial compounds. This third party testing is performed for every harvest and certificates of analysis are always accessible through our website.

An Ethos of Continuous Improvement

At Purity Coffee®, we continually review every step of the process, from farm to finished product, to maximize health benefits. Lab testing, quality control, research, and customer input guide us in developing the coffee's health potential.

We use the latest scientific research to optimize how we farm, source, test, roast and deliver our coffees. We're constantly innovating and collaborating with doctors and wellness professionals to develop formulated coffees targeting specific health concerns.

Experience the Purity Difference – coffee that's good for you, good for the planet, and by the way...it tastes simply amazing. Just because coffee is produced with health in mind does not mean taste is sacrificed. In fact, many of our customers exclaim that after tasting Purity, their experience with all other coffees has been ruined. When coffee of the highest quality is produced with such great care, the resulting sensory experience is exceptional.


"The only coffee company I know of which is using regenerative agriculture to not only improve the quality of their coffee but also the quality of life, health, and well-being of the communities in which their coffee is grown."
-MARK HYMAN,MD

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Coffee for the Health Conscious Consumer

00:16

Since 2016, our founding principle has always been to produce the healthiest coffee possible, informed by scientific research and testing. During this pursuit, it became abundantly clear to us that the further we leaned into regenerative and biodynamic agriculture, the more we were able to elevate our already high standards for health. Although not surprising, our practices confirmed that producing coffee in a way that benefits human health is inextricably linked to positive impacts on the environment.

Over the past seven years, our growth has been nothing short of extraordinary, and we believe we're just getting started. Our new customer acquisition thrives on word of mouth, customer referrals, and a robust network of wellness brand ambassadors. Since 2017, we've maintained an impressive average CAGR of 101%, consistently expanding our reach and impact year after year.


REVENUE BY YEAR
& projected growth through 2026
$60 MILLION
$40 MILLION
$20 MILLION
$0
$181+ THOUSAND
$1+ MILLION
$2.2+ MILLION
$4.2+ MILLION
$6.5+ MILLION
$10.4+ MILLION
$17.1+ MILLION
$26.5+ MILLION
$40+ MILLION
$60+ MILLION
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

**Projections are based on internal estimates and are not a guarantee of future performance or success, which are subject to variable factors. See full disclosure below.*

THE OPPORTUNITY

Aiming to Define a New Category of Coffee

We believe the revolutionary standards we've set for ourselves are pioneering a new category of coffee - one in which consumers prioritize health, transparency, and sustainability. The standard other brands set for "healthy coffee" is simply our starting point. All of our coffees are regeneratively grown, hand-picked specialty-grade, USDA certified organic. They also have the distinction of being Smithsonian Bird-Friendly® certified, which is the highest standard for organic, shade-grown coffee. We use organic soil inputs that help to maximize the development of beneficial compounds in our coffee as well as soil amendments such as biochar which help to sequester carbon, reducing atmospheric CO2 levels.

We are dedicated to responsible and sustainable business practices, investing in the communities and people we impact, and promoting best practices for environmental conservation.

- **Ethical Sourcing**: We build long-term partnerships beyond Fair Trade standards that far exceed commodity pricing and differentials. Biodynamic farming and Smithsonian Bird Friendly® Certified standards require our producers to employ specialized organic methodologies and invest in equipment and food safety practices that will lead by example.
- **Regenerative Organic Farming**: Our coffee producers employ this holistic farming approach to agriculture that focuses on improving soil health, biodiversity, and ecosystem resilience. They aim to go beyond sustainability with high environmental and social standards.
- **Minimizing Our Footprint**: We're committed to fully recyclable packaging and we've taken that a step further by having transitioned to bags composed of post-consumer content in November 2024.

Our success is validation that coffee drinkers are motivated to pay a premium price for consciously produced coffee that offers health benefits. In addition, consumers are increasingly demanding levels of transparency and environmental responsibility from brands - both of which we have been demonstrating since our inception. We believe we have a first-mover advantage in this emerging category of coffee that is rapidly gaining traction.



101%
AVERAGE CAGR SINCE 2017
$50 Million
IN TOTAL REVENUE
28,000
ACTIVE COFFEE SUBSCRIPTIONS
50%
RETURNING CUSTOMER RATE
41,000
4.9 STAR REVIEWS
PURITY COFFEE®
BALANCE
A ⅔ Decaffeinated Coffee
Consciously Crafted for
METABOLIC HEALTH
NET WT. 12 OZ (340 G)
GROUND COFFEE

**Past performance is not a guarantee of future success. There is no guarantee that average CAGR will remain 101% and may decrease.*

WHY INVEST

Redefining Coffee for a Healthier and More Sustainable Future



Purity Coffee has demonstrated impressive growth since we first began nearly 8 years ago. We've validated that high quality, health-focused coffee with benefits is a product that consumers crave. We're now acquiring 7,500 new customers each month through our website and at Amazon, growing our base of coffee subscribers by an average of 200 each week, and believe we're only accelerating.

Join us on our journey and become a part of our mission to improve the world's health through coffee!

ABOUT

HEADQUARTERS
1010 E North St Suite B3
Greenville, SC 29601-3150

WEBSITE
View Site

Founded in 2016, Purity Coffee is dedicated to improving the world's health through coffee. We have generated over $65M in lifetime sales through our relentless commitment to producing the healthiest and most sustainably-grown coffee possible. Discover what over 29,000 subscribers already have - that your daily ritual can improve how you feel and save the environment at the same time.

TERMS

Purity Coffee

Overview

PRICE PER SHARE
$6.14

VALUATION
$77.48M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$15K - $1.23M

Breakdown

MIN INVESTMENT
$497.34

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.60

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
2,442

MAX NUMBER OF SHARES OFFERED
201,140

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,791,657	$1,784,097
Cash & Cash Equivalents	$1,033,369	$161,508
Accounts Receivable	$9,431	$2,937
Short-Term Debt	$3,097,972	$2,655,408
Long-Term Debt	$464,926	$971,870
Revenue & Sales	$24,091,003	$17,003,319
Costs of Goods Sold	$14,132,715	$10,378,975
Taxes Paid	$0	$0
Net Income	$355,439	$717,380

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

All active affiliates who have referred 3 or more orders in the past 90 days (as of 8/16/2024), Gold & Platinum level loyalty program members (as of 8/16/2024), and friends and family will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 24 hrs and receive 10% bonus shares.

Early Bird 2: Invest $1,000+ within the first 72 hrs and receive 7% bonus shares.

Early Bird 3: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $497+ and receive a $25 coffee credit.

Tier 2 Perk: Invest $1,000+ and receive a Bag of Founder's Roast + $50 coffee credit.

Tier 3 Perk: Invest $2,500+ and receive 2 bags of Founder's Roast + $150 coffee credit.

Tier 4 Perk: Invest $5,000+ and receive 2 bags of Founder's Roast + Investor Gift Pack + free 6-month subscription + 3% bonus shares.

Tier 5 Perk: Invest $10,000+ and receive 4 bags of Founder's Roast + Investor Gift Pack + free 1-year subscription + 5% bonus shares.

Tier 6 Perk: Invest $25,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + 7% bonus shares.

Tier 7 Perk: Invest $50,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + (5) $100 gift cards + 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Purity Coffee Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.14 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $614. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, Testing the Waters Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

04.23.25

Amazon Subscriptions Reach 9,800 in Q1


9,800 ACTIVE
SUBSCRIPTIONS ON
amazon
13.6% GROWTH YTD!

More Amazon customers are choosing to subscribe to Purity Coffee! Our Subscribe & Save program reached 9,800 active subscriptions by the end of Q1, growing 13.6% since the start of the year.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.23.25

Welcoming Over 30,000 New Customers in Q1


We Welcomed Over
30,000
New Customers in Q1

In Q1 2025, over 30,000 new customers discovered Purity Coffee through our Shopify store and Amazon listings, representing a 31% increase in new customer growth year-over-year based on our reports. We're grateful to see more customers choosing coffee that supports their health and wellness.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.22.25

60% YoY Growth in Q1 at Amazon!


60%
YOY GROWTH AT
amazon

On Amazon, Q1 brought strong results: $1.65M in sales, a 60% increase over Q1 last year. We also welcomed 14,786 new-to-brand customers on Amazon, reflecting the growing interest in healthier coffee options.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$497

Tier 1 Perk

Invest $497+ and receive a $25 coffee credit.

$1,000

Tier 2 Perk

Invest $1,000+ and receive a Bag of Founder's Roast + $50 coffee credit.

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$2,500

Tier 3 Perk

Invest $2,500+ and receive 2 bags of Founder's Roast + $150 coffee credit.

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$5,000

Tier 4 Perk

Invest $5,000+ and receive 2 bags of Founder's Roast + Investor Gift Pack + free 6-month subscription + 3% bonus shares.

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$10,000

Tier 5 Perk

Invest $10,000+ and receive 4 bags of Founder's Roast + Investor Gift Pack + free 1-year subscription + 5% bonus shares.

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$25,000

Tier 6 Perk

Invest $25,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + 7% bonus shares.

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$50,000

Tier 7 Perk

Invest $50,000+ and receive 4 bags of Founder's Roast + 2 bags of Gesha + Premium Investor Bundle + free 1-year subscription + (5) $100 gift cards + 10% bonus shares.

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

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Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Over 2 billion cups of coffee are consumed globally every single day. Almost always, each cup is chosen based on 3 factors: price, taste, and convenience.

But at Purity Coffee, we founded our entire business model on one simple question:

What if every decision we made—from how our coffee is grown, harvested, processed, roasted, and packaged—was based on HEALTH FIRST?

I'm Andrew Salisbury, founder of Purity Coffee.

That simple question has led us to $50 million in lifetime sales, over 41,000 reviews at 4.9 out of 5 star rating, and what we believe is the best product in the $132 billion dollar global coffee industry.

Now, for the first time ever, you have the opportunity to invest in our mission of improving the world's health through coffee.

The scientific community has long known about the health benefits of coffee, with over 20,000 peer-reviewed studies linking it to lower risks of type 2 diabetes, liver disease, heart disease, and increased longevity.

Coffee is one of the greatest sources of antioxidants in the Western diet, and unlike other supplements, it's one you never forget to take everyday.

But the problem is, not all coffee is created equal. Low-quality, mass-produced coffees often have less of the antioxidants needed to unlock these health benefits. They can also introduce toxins that harm the environment and cause unwanted side effects from mold, pesticides, and mycotoxins.

The truth is, for coffee to be the healthiest for our consumption, it must be produced in a way that is healthy for both people and the environment.

That's where Purity Coffee comes in.

By assembling a team of leading coffee scientists, professors, and industry experts—

We've reimagined the entire supply chain—to focus on maximizing the presence of beneficial compounds in our coffee.

We achieve this by starting with the highest quality specialty grade beans. We have direct relationships with regenerative, organic farms and by paying them 40% beyond market levels we ensure they have the resources to produce nutrient-rich coffee while sequestering carbon back into the soil. We lab test all our coffees, and publish the results on our website so the consumer can make personal health decisions.

The result is delicious, healthy coffee produced using methods that support global environmental goals.

Everybody wins. And every BODY wins.

These strict standards separate us from all of our competitors as we pioneer this new category between the $98 billion dollar US coffee industry and the $1.2 trillion dollar US wellness industry.

And the market is already responding. Last year we generated $17 million in online sales. Our subscription sales surged by nearly 400%. And we were just named one of INC.'s 5,000 fastest growing companies for a 4th consecutive year, making us one of the few coffee companies to ever be featured 4 times.

When we started this company, we had no idea if people would care about a new health-focused and environmentally advanced coffee category that went beyond specialty grade. Now, with a strong community of tens of thousands, it's time for our loyal customers to join in our success.

Your support will enable us to enter our next growth phase, which will include optimized distribution, expansion into grocery stores, build a larger network of qualified partner farms, and research ways we can further increase healthy compounds in our coffees.

Purity Coffee is creating an entirely new category of coffee, and we want our customers to be the first to invest. Coffee can be far more than a delivery system for caffeine. When produced consciously and responsibly, coffee can improve both the health of the consumer and the planet.

Invest in Purity Coffee today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED & RESTATED SHAREHOLDER AGREEMENT FOR PURITY COFFEE INC. A DELAWARE PUBLIC BENEFIT CORPORATION

DATED: July 17, 2024

AMENDED AND RESTATED SHAREHOLDER AGREEMENT
FOR
PURITY COFFEE INC.
A DELAWARE PUBLIC BENEFIT CORPORATION

THIS ***AMENDED AND RESTATED SHAREHOLDER AGREEMENT*** (the "**Agreement**"), is made and entered into as of this ___ day of __________, 2024 (the "**Effective Date**") by and among Purity Coffee Inc., a Delaware Public Benefit Corporation (the "**Company**"), all the holders of all of shares of the Class A, voting Common Stock (the "**Class A Voting Stock**") of the Company (the "**Class A Shareholders**") and all the holders of the Class B, non-voting Common Stock (the "**Class B Non-Voting Stock**") of the Corporation (the "**Class B Shareholders**") (collectively, the Class A Shareholders and the Class B Shareholders, as well as any shareholders added hereto in the future by way of Joinder in the manner described in Section 4.12 below of this Agreement, are hereinafter sometimes individually referred to as the "**Shareholder**" and collectively referred to as the "**Shareholders**." The Class A Voting Shares and the Class B Non-Voting Shares may be referred to herein collectively as, the "**Shares**." Defined Terms used in this Agreement are located throughout the Agreement and in Section 3 below.

BACKGROUND

A. The Company is engaged in the business of the production, marketing, distribution and sale of coffee ("**Business of the Company**") which is healthful and sustainable and backed by scientific research and testing.

B. On ____________, 2024, the Company converted from a Delaware for profit corporation to a Delaware Public Benefit Corporation and, as part of its conversion, amended its authorized capital to 18,000,000 shares of common stock, having a par value of $0.00001 per share (the "**Common Stock**"), of which 15,000,000 shares shall be designated as Class A Voting Common Stock, and 3,000,000 shares shall be designated as Class B Non-Voting Common Stock.

C. As a Delaware Public Benefit Corporation, the Company has adopted the following as its public benefit corporation mission (the "**Public Mission**") as stated in its Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"):

> "The specific public benefit to be promoted by the Corporation shall be to improve the world's health through coffee, including maximizing the wellness benefits to customers by producing healthful and sustainable coffee backed by scientific research and testing and improving the health of the planet by sourcing regeneratively-grown organic, specialty-grade coffees and such other activities as the Board may from time to time determine to be appropriate and within the Corporation's overall purpose and mission."

D. As provided in the Restated Certificate, all holders of the Company's shares prior to the filing date (effective date) of ________ the Restated Certificate, are now the holders of Class A Voting Stock.

E. The Shareholders now wish to terminate the prior Shareholder Agreement between the Shareholders and the Company dated September 11, 2018 (and later as additional shareholders executed joinders to the Prior Shareholder Agreement)(the "**Prior Shareholder Agreement**") and replace it in all respects with this Agreement.

For and in consideration of the premises, the mutual agreements and covenants set forth below, the desire of the Shareholders to provide for continuity of ownership of the Company to further the interests of the Company and its present and future shareholders, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the Shareholders agree as follows:

SECTION 1. RESTRICTIONS ON SALE

Section 1.1 Restrictions on Sale of Shares: Shareholders will only sell their Shares in the Company as permitted in this Agreement. Any attempt to sell Shares in contravention of this Agreement will invalidate the sale and will trigger an option for the Company (or in the alternative, the other Class A Shareholders on a pro-rata basis) to repurchase the stock that the Shareholder purported to sell in violation of this Agreement, provided neither the Company nor the other Shareholders are under an obligation to purchase the Shares. *Notwithstanding anything to the contrary in the Agreement, the restrictions on transfer and sale stated in the Agreement shall not apply to transfers of securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended*.

Section 1.2 Company's Right of First Refusal: Before any Shares may be sold or otherwise transferred, the Company or its assignees shall have a Right of First Refusal to purchase the Shares on the terms and conditions established by this Agreement.

a. **Notice of Proposed Transfer**: If Shareholder wishes to sell any Shares (the "**Selling Shareholder**"), the Selling Shareholder must first obtain a Bona Fide Offer for the purchase of the Shares, or portion thereof, (the "**Transfer Shares**") which he, she or it desires to sell, transfer or assign and provide written notice (each, a "**Transfer Notice**") to the Company stating: (a) the intention to sell or otherwise transfer the Shares; (b) the name of each proposed purchaser or recipient; (c) the number of Shares to be transferred to each; (d) the price or other consideration under which the selling Shareholder intends to transfer the Shares (the "**Offered Price**"), (e) the method of payment; and (f) any other documents and material terms and conditions of the proposed transfer. For purposes hereof, a "**Bona Fide Offer**" for purposes of this Agreement shall mean a good faith offer, in writing, entered into with a third party unaffiliated with the Selling Shareholder (such unaffiliated third party hereinafter referred to as the "**Proposed Transferee**"), with the intent to purchase and sell, and without fraud or collusion. The Proposed Purchaser shall in no event be, directly or indirectly, a competitor to the Business of the Company or an officer, director, shareholder, employee or consultant of a competitor to the Business of the Company or an entity controlled by any of the above.

b. **Exercise of Right of First Refusal**: At any time within sixty (60) days after receiving the Transfer Notice as explained in Section 1.2 (a) above, the Company or its assignees may, by giving written notice to the Shareholder, elect to purchase any number of the Shares proposed to be transferred to any Proposed Transferees, at the purchase price and on the terms stated in the Bona Fide Offer. The closing for the purchase of the Transfer Shares shall be held within forty-five (45) days after the Company notifies the Selling Shareholder of its intent to purchase Transfer Shares.

c. **Purchase Price**. The purchase price for any Shares purchased pursuant to Section 1.2 will be the Offered Price described in the Transfer Notice.

d. **Payment**. Payment of the purchase price will be made, at the option of the Company, in cash (by certified cashier's check) or wire transfer. Notwithstanding the foregoing, if the Company does not have sufficient resources to purchase the Selling Shareholder's Shares in cash, the Company may purchase the Selling Shareholder's Shares, pursuant to an unsecured promissory note payable over a five-year period at an interest rate equal to the "Prime Rate" as published in the Wall Street Journal, or any successor publication, fixed as of the closing date of such purchase, and payable in equal monthly installments of principal and interest.

e. **Right to Transfer**: If the Transfer Shares are not purchased by the Company, or its assignees as provided in this Agreement, then the Selling Shareholder may sell or otherwise transfer such Shares to the Proposed Transferee under the terms stated in the Bona Fide Offer described in the Transfer Notice, provided the as long as that sale or other transfer is consummated more than 90 and fewer than 120 days after the date of the notice and that the sale complies with applicable state and federal securities laws. All Proposed Transferees shall execute this Agreement upon the closing of purchase of the Transfer Shares.

f. **Compliance with Securities Laws**. The burden shall be on the Selling Shareholder, and not the Company, to ensure that the sale complies with applicable law.

g. **Termination of Right of First Refusal**: The Right of First Refusal shall terminate as to any Transfer Shares immediately after the first sale of common stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the 1933 Act, as amended.

h. **Assignment of Right of First Refusal**: The Right of First Refusal shall be freely assignable by the Company at any time.

Section 1.3 Permitted Dispositions. Notwithstanding anything to the contrary contained in this Section 1, but subject to the restrictions contained in Section 10, any Shareholder, other than an Affiliate of a Shareholder which acquired Shares pursuant to this Section 1.2, may Dispose of all or a portion of his, her or its Shares to an Affiliate of such Shareholder; provided, however, that (a) such Shares shall remain subject to all of the terms and conditions of this Agreement in the hands of such Affiliate, and (b) such Affiliate shall first (i) agree in writing to be bound by all the terms and conditions of this Agreement and to be a Shareholder hereunder by executing a joinder agreement in the form attached as Exhibit A (each, a "**Joinder**"); (ii) agree in writing to transfer all of its right, title and interest in the Shares to the transferring Shareholder free and clear of all liens, claims and encumbrances whatsoever (collectively, "**Liens**") prior to the time at which it ceases to be an Affiliate of such transferring Shareholder; and (iii) provide a power of attorney from such Affiliate to the transferring Shareholder granting to such transferring Shareholder the power, on behalf of such Affiliate, to vote such Shares for all purposes and to make any election on behalf of such Affiliate under this Agreement, and agreeing that such Affiliate will be legally bound by such elections and agreements as if it had made or executed the same. A Disposition pursuant to this Section 1.3 shall not relieve the transferring Shareholder of any of its obligations under this Agreement.

Section 1.4 Tag-Along Right: If at any time a Shareholder or group of Shareholders of the Company agree to sell Shares of the Company constituting a majority of the Shares issued by the Company (the "**Selling Group**"), the agreement to sell shall trigger a Tag-Along right held by all Shareholders not included in the Selling Group. The Selling Group must provide notice of their desire to sell consistent with Section 1.2 above, with such notice sent to all Shareholders in the Company not in the Selling Group. Each Shareholder receiving such notice will have 15 days to decide whether to participate in the sale of their Shares on the same terms and conditions offered to the Selling Group. If the Proposed Transferee(s) of Shares cannot or will not purchase the additional Shares required by this Tag-Along provision, no such sale shall be consummated. In the event the Proposed Transferee(s) agrees to purchase the additional Shares, then each Shareholder selling its Shares will bear its pro-rata share of expenses incurred in connection with the proposed transaction and each Selling Shareholder will execute any agreements, certificates, or other instruments required in connection with the transaction, including without limitation a purchase agreement and other related agreements on the same terms as the Selling Group.

Section 1.5 Mandatory Sale/Drag-Along: If the Board of Directors of the Company or the holders of a majority of the voting securities of the Company (the "**Majority Shareholders**"), approve a Transaction with an independent third party (the "**Buyer**"), then the remaining Shareholders shall, upon request of the Board of Directors or the Majority Shareholders, be required to consent to vote in favor (if they have voting securities) of the Transaction and if the Transaction is structured as a sale of the Company's Shares by the holders thereof, then all Shareholders agree to sell all Shares owned by such Shareholders to Buyer on the terms and conditions approved by the Board of Directors or the Majority Shareholders, which material terms and conditions, including purchase price, will be the same for all. Specifically, and without limitation, each Shareholder shall (i) transfer, upon receipt of the purchase price therefor, their Shares free and clear of any Liens and take other actions reasonably requested; and (ii) execute and deliver any instrument of assignment or conveyance agreement containing such representations and warranties (or indemnities in respect of representations and warranties, and representations and warranties regarding such Shareholder's ownership and title to Shares and ability to participate in such Transaction) and other terms and conditions as the Board of Directors or the Majority Shareholders consider to be reasonably necessary, provided, however, that each Shareholders has executed all such documents on no more favorable a basis to then applicable to all Shareholders; (ii) not to deposit, and to cause any Affiliate not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Buyer in connection with the Transaction; and (iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Transaction. Each Shareholder hereby appoints the secretary or other officer of the Company as such Shareholder's proxy and attorney-in-fact with respect to all Shares held by such Shareholder solely to vote such Shares in favor of a Transaction and to sell the Shares to the Buyer, to the extent necessary to carry out the terms and provisions of this Section. The proxies and attorney-in-fact rights granted in this section are coupled with an interest and shall be irrevocable throughout the term of this Agreement. Notwithstanding anything herein to the contrary, all representations, warranties, covenants, indemnities and agreements shall be made by each Shareholder severally, and not jointly and severally, and any liability for breaches of any such representations, warranties, covenants, indemnities and agreements related to the Company shall be allocated among each Shareholder pro rata based upon the value of the consideration payable to such Shareholder pursuant to such Transaction relative to the aggregate value of the consideration payable to all Shareholders pursuant to such Transaction; provided, that (i) any indemnities on account of a Shareholder's own Shares or such Shareholder's authority to effect the Transaction shall be solely the responsibility of such Shareholder, and (ii) the aggregate amount of liability for each such Shareholder in such transaction shall not exceed the dollar value of the total consideration actually realized by such Shareholder in the transaction. For purposes hereof, the term "**Transaction**" means: any: (i) dissolution or liquidation of the Company; (ii) merger of the Company with another corporation or any consolidation, combination, reorganization, or like transaction, in which the Company is not the survivor, or any share exchange in which the Company is not the parent of the resulting entity; (iii) sale or transfer (other than as security for the Company's obligations) of all or substantially all of the assets of the Company; or (iv) sale or transfer of seventy five percent (75%) or more of the issued and outstanding Shares by the holders thereof in a single transaction or in a series of related transactions.

Section 1.6 Conflict with Subscription Agreement: This Agreement is intended to complement the Subscription Agreement executed by each Shareholder in connection with the Shareholder's purchase of

Shares. If there is a conflict between this Agreement and any Subscription Agreement, the terms of the Subscription Agreement shall control and resolve the conflict.

Section 1.7 Continuing Effect: Anyone who becomes an owner of Shares will be bound by this Agreement. The following will be endorsed on all stock certificates:

> "The transfer of Shares represented by this Certificate is subject to the terms of an Amended and Restated Shareholder Agreement signed by the Shareholders and Purity Coffee Inc., a Delaware Public Benefit Corporation, a copy is on file with the corporate Secretary."

SECTION 2. DEFINITIONS

Section 2.1 Defined Terms. Defined terms used in this Agreement are found in the body of the Agreement and below:

a. **"Affiliate"** With respect to any Person, (i) in the case of an individual, any relative of such Person, (ii) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of any class of the voting securities of or equity interest in such Person; (iii) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (iv) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of the outstanding voting securities of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

b. **"Dispose" or "Disposition"** (and all derivatives thereof) mean and refer to (i) a voluntary or involuntary sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition of Shares; and (ii) any agreement, contract or commitment to do any of the foregoing.

c. **"Entity"** Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

d. **"Person"** Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

SECTION 3. TERM & TERMINATION

Section 3.1 Termination. This Agreement shall terminate on the first to occur of the following:

a. A written agreement to terminate executed by the Company and the holders of a majority of the Class A Stock of the Company;

b. The dissolution or bankruptcy of the Company;

c. The ownership of all the of issued and outstanding Shares of the Company by one (1) Shareholder; or

d. The execution of a new Shareholder Agreement dated after the Effective Date hereof.

SECTION 4: GENERAL PROVISIONS

Section 4.1 Power of Attorney. If a Shareholder fails or refuses to execute, acknowledge and deliver such instruments, or cause the same to be done, as shall be required to effectuate the closing of the sale of the Shareholder's Shares in accordance with the provisions of this Agreement, then an officer of the Company may execute, acknowledge and deliver such documents for, on behalf of and in the stead of the Shareholder, and such execution, acknowledgment and delivery by such parties shall be for all purposes as effective against and binding upon the Shareholder as though such execution, acknowledgment and delivery had been by the Shareholder. Each Shareholder does hereby irrevocably constitute and appoint such parties as the true and lawful attorney in fact of the Shareholder and his successors and assigns, in the name, place and stead of the Shareholder or his successors or assigns, as the case may be, to execute, acknowledge and deliver such transfers and other documents contemplated by this Agreement. The Shareholder, for the Shareholder and his successors and assigns, agrees that the grant of the power of attorney is coupled with an interest, is irrevocable and shall survive the death, termination or legal incompetency of the Shareholder, as the case may be, or the assignment of the interest of the Shareholder in the Company, or the dissolution of the Company.

Section 4.2 Successors and Assignees: This Agreement binds and benefits the heirs, successors, and assignees of the parties.

Section 4.3 Notices: All notices must be in writing. A notice may be delivered to a party at the address that follows a party's signature or to a new address that a party designates in writing. A notice may be delivered: (1) in person (effective immediately), (2) by certified or registered mail, which shall be effective three (3) days after placement in the mail; or (3) by pre-paid overnight courier (which shall be effective on delivery). In addition to written notice, email notice must be served to all other Shareholders at their most recent email address or at their principal address, an updated version of which must be kept on file with the Secretary of the Company. Failure to accept a notice or designate a new address by a Shareholder of the Company will not frustrate any delivery of notice as set out in the Agreement.

Section 4.4 Governing Law: This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law.

Section 4.5 Dispute Resolution: Other than for claims for which injunctive relief may be sought, if a dispute arises from or relates to this contract or the breach thereof, it shall be settled by arbitration under the Commercial Arbitration Rules of the American Arbitration Association in Atlanta, Fulton County, Georgia ("**AAA**"). For such arbitration the parties shall select a single arbitrator, from a list to be provided by the AAA. The parties agree that the decision reached by the AAA is final and binding and not subject to appeal. In any action brought by any Shareholder or his, her or its successor or assignee, such Shareholder shall bear all costs and expenses related to such arbitration; such Shareholder shall also bear any costs or expenses incurred by the Company, including reasonable attorneys' or other advisors' fees and expense.

Section 4.6 Counterparts: The parties may sign several identical counterparts of this Agreement. Any fully signed counterpart shall be treated as an original.

Section 4.7 Amendment: This Agreement may be amended only by a written document signed by the Company and a majority of the holders of the Class A Common Stock. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Shareholders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Shareholder without the written consent of such Shareholder unless such amendment, modification, termination or waiver applies to all Shareholders, respectively, in the same fashion. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver.

Section 4.8 Waiver: If one party waives any term or provision of this Agreement at any time, that waiver will only be effective for the specific instance and specific purpose for which the waiver was given. If a party fails to exercise or delays exercising any of its rights or remedies under this Agreement, that party retains the right to enforce that term or provision at a later time.

Section 4.9 Severability. If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable and such provision shall be modified, amended, or limited only to the extent necessary to render it valid and enforceable.

Section 4.10 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

Section 4.11 No Personal Liability for Shareholders. Notwithstanding any implication to the contrary contained herein, no Shareholder shall have any personal liability for the obligations of the Company contained in, or arising under or pursuant to, this Agreement.

Section 4.12 New Shareholders. Any Shares transferred by a Shareholder to a Person or Entity not currently a party to this Agreement, after following the procedure set forth in this Agreement, shall remain subject to the terms, conditions and restrictions of this Agreement and any transferee shall execute a joinder to this Agreement (the "**Joinder Agreement**") in the form required by the Company. In the event any Shares are issued by the Company to a Person or Entity not currently a party to this Agreement, every new shareholder shall be required to execute a Joinder Agreement.

Section 4.13 Entire Agreement. This Agreement represents the entire agreement among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended, waived, discharged or terminated except by written agreement signed by a majority of the Class A Shareholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this **Amended and Restated Shareholder Agreement** as of the date first written above.

COMPANY:

PURITY COFFEE INC.

DocuSigned by:

By: Andrew Salisbury

Andrew Salisbury
Chief Executive Officer & President

CLASS A SHAREHOLDERS:

DocuSigned by:
Andrew Salisbury

Andrew Salisbury 54.50% Class A Stock

DocuSigned by:
Jon Butcher

Purity Equity, LLC 43.00% Class A Stock
By: Jon Butcher, Manager

DocuSigned by:
Jordan Butcher

Jordan Butcher 1.00% Class A Stock

DocuSigned by:
Paul Salisbury

Paul Salisbury 1.50% Class A Stock

JOINDER TO AMENDED AND RESTATED SHAREHOLDER AGREEMENT

THIS JOINDER to the Amended and Restated Shareholder Agreement, dated ___________ by and among Purity Coffee Inc., a Delaware Public Benefit Corporation (the "**Company**"), and the shareholders of the Company(collectively, the "Agreement") is made and entered into as of _______________, by and between the Company and the undersigned Shareholder (the "Shareholder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, Shareholder has acquired certain shares of [the Class A Voting Common Stock OR Class B Non-Voting Common Stock] (the "Shares"), and the Agreement and the Company requires Shareholder, as a Shareholder of the Shares, to become a party to the Agreement, and Shareholder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Shareholder hereby agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and shall be deemed a shareholder of the Company for all purposes thereof. Shareholder acknowledges and agrees that this Joinder applies to all Shares owned by Shareholder as of the date hereof and which become owned by Shareholder after such date.

2. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and Shareholder and any subsequent holders of Shares and the respective successors and assigns of each of them, so long as they hold any shares of such stock.

3. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PURITY COFFEE INC.

By: ______________________________
Name: Andrew Salisbury
Title: Chief Executive Officer & President

SHAREHOLDER:

By: ______________________________
Name:
Address: ______________________
____

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:28 AM 12/26/2024
FILED 08:28 AM 12/26/2024
SR 20244601919 - File Number 5908824

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PURITY COFFEE INC

A DELAWARE PUBLIC BENEFIT CORPORATION

Purity Coffee Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

1. The name of this corporation is "PURITY COFFEE INC" (the "**Corporation**").

2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 3, 2016 (the "**Original Certificate**"). A Certificate of Amendment of the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 12, 2018 (the "**Amendment**").

3. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on July 17, 2024 (the "**First Amended and Restated Certificate of Incorporation**"), amending the Original Certificate and the Amendment and converting the Corporation to a Public Benefit Corporation.

4. This Second Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation and that said amendment and restatement was duly adopted in accordance with the provisions of Subchapter VIII, Section 242 and Section 245 of the DGCL, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

5. This Second Amended and Restated Certificate of Incorporation restates, integrates and amends the First Amended and Restated Certificate of Incorporation of the Corporation.

6. This Second Amended and Restated Certificate of Incorporation shall be effective at 12:01 a.m. on January 1, 2025.

7. The text of the First Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read, in full, as follows:

* * *

FIRST: The name of the corporation (the "**Corporation**") is: Purity Coffee Inc

SECOND: The address of the Corporation's registered office in the State of Delaware is: 251 Little Falls Drive, County of New Castle, City of Wilmington, DE 19808. The registered agent in charge thereof is The Company Corporation.

THIRD:

A. The Corporation shall be a public benefit corporation as contemplated by Subchapter XV of the Delaware General Corporation Law (the "***DGCL***"), or any successor provisions, that it is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Corporations' conduct and the public benefit or benefits identified in this Certificate of Incorporation. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Corporation shall be managed and operated in accordance with the DGCL as amended.

B. The specific public benefit to be promoted by the Corporation shall be to improve the world's health through coffee, including maximizing the wellness benefits to customers by producing healthful and sustainable coffee backed by scientific research and testing and improving the health of the planet by sourcing regeneratively-grown organic, specialty-grade coffees and such other activities as the Board of Directors (defined below) may from time to time determine to be appropriate and within the Corporation's overall purpose and mission.

FOURTH:

A. *Authorized Shares*. The total number of shares of stock that the Corporation shall have authority to issue is 18,000,000 shares of common stock having a par value of $0.00001 per share (the "**Common Stock**"), of which 7,100,000 shares are designated as voting A-1 Common Stock (the "**Class A-1 Voting Common Stock**"), 7,900,000 shares are designated as voting Common Stock (the "**Class A Voting Common Stock**"), and 3,000,000 shares are designated as non-voting Common Stock (the "**Class B Non-Voting Common Stock**"). Except as otherwise set forth herein below, the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of the Class A-1 Voting Common Stock, the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall be identical in all respects.

B. *Voting Rights*.

1. *Class A-1 Voting Common Stock and Class A Voting Common Stock*. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A-1 Voting Common Stock and the Class A Voting Common Stock shall possess exclusively all voting power, and each holder of Class A-1 Voting Common Stock and Class A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation.

2. *Class B Non-Voting Common Stock*. Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Non-Voting Common Stock at a meeting of the holders of Class B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Voting Common Stock) the preferences, rights or powers of the Class B Non-Voting Common Stock.

C. *Dividends.* The holders of Class A-1 Voting Common Stock, Class A Voting Common Stock and Class B Non-Voting Common Stock shall be entitled to such dividends and other distributions as cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, which dividends are not required to be declared on all Classes. For the avoidance of doubt, dividends may be declared by the Board of Directors on one Class of Stock without declaration of dividends on the other Classes of Stock. For example, dividends may be declared by the Board of Directors on the Class A-1 Voting Common Stock without declaration of dividends on the Class A Voting Common Stock or the Class B Non-Voting Common Stock. In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A-1 Voting Common Stock shall be entitled to receive such dividend only in shares of Class A-1 Voting Common Stock, while holders of Class A Voting Common Stock shall be entitled to receive such dividend only in shares of Class A Voting Common Stock and holders of Class B Non-Voting Common Stock shall be entitled to receive such dividend in shares of Class B Non-Voting Common Stock.

D. *Common Stock Issued Prior to Creation of Class B Non-Voting Common Stock.* All shares of Common Stock issued by the Corporation previous to the date of this Amended and Restated Certificate of Incorporation shall be automatically converted to Class A Voting Common Stock upon the creation of the Class B Non-Voting Common Stock.

FIFTH:

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors, who shall manage and direct the affairs of the Corporation in a manner that balances the pecuniary interests of the stockholders, the best interest of those materially affected by the Corporation's conduct, and the specific public benefit or benefits of the Corporation stated in Article III (B) above.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

D. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. In furtherance and not in limitation of the powers conferred upon the Board of Directors by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

E. Unless and except to the extent the Bylaws of the Corporation shall so require, the election of Directors need not be by written ballot.

SIXTH:

A. The liability of the directors and officers for monetary damages for breach of fiduciary duty as a director or officer shall be eliminated to the fullest extent under applicable law. If applicable law is amended after the effectiveness of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer to the Corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Solely for purposes of this Part A of this Article VI, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL as amended from time to time.

B. Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Section 102(b)(7) or 145 of the DGCL, constitute an act or omissions not in good faith, or a breach of the duty of loyalty.

C. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.

D. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SEVENTH: The Corporation shall indemnify each person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Section 145 of the DGCL, as amended. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and such indemnification shall continue as to a person who has ceased to be such a person and shall inure to the benefit of the heirs, executors and administrators of such a person.

EIGHTH: Pursuant to Section 366(b) of the DGCL, the Corporation shall no less than biennially provide its stockholders a statement as to the Corporation's promotion of the public benefits identified in this Certificate of Incorporation and of the best interests of those materially affected by the Corporation's conduct. The statement shall include that information required by the DGCL and such other information, as the Board of Directors identifies as pertinent.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

* * *

8. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's First Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be executed on its behalf this 18th day of December, 2024.

PURITY COFFEE INC

DocuSigned by:

By: Andrew Salisbury

C330186892290478...

Name: Andrew Salisbury

Title: President & Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Hi Kristin,

We're truly grateful for the incredible support from our community as we prepare to launch our crowdfunding campaign. This is your chance to reserve your interest and lock in a 5% bonus before we officially go live.

If you've been considering joining our mission, now is the perfect time. By securing your spot early, you'll unlock exclusive perks reserved for our most dedicated supporters. We're focused on defining a new category of coffee that prioritizes health and sustainability, and we'd love for you to be part of this journey.

Don't miss out – visit our StartEngine page to reserve your interest and learn more.

Thank you for being part of the Purity Coffee community. Together, we're making a positive impact – from farm to cup.

Best regards,

Andrew Salisbury
Founder & CEO, Purity Coffee

* No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


THE PURITY PARTNERSHIP
HEALTH-FOCUSED COFFEE:
Sourced and roasted to
maximize antioxidants
for your well-being.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.


THE PURITY PARTNERSHIP
HEALTH-FOCUSED COFFEE:
Sourced and roasted to
maximize antioxidants
for your well-being.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.


THE PURITY PARTNERSHIP
PROVEN QUALITY:
40,000 testimonials at
an average of 4.9 stars.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

21

THE PURITY PARTNERSHIP

INDUSTRY LEADER:

Fastest-growing privately held coffee company in the US, recognized by Inc Magazine.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

2:06 5G 54

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Instagram Log in Open app

THE PURITY PARTNERSHIP

SUSTAINED GROWTH:

Averaging 98% year-over-year growth since inception.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

21

THE PURITY PARTNERSHIP

EXCLUSIVE BENEFITS:

Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Liked by **mikeyway** and **others**

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

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purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

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purity_coffee 🎉 We’re thrilled to share that Purity Coffee has made the Inc. 5000 list for the fourth year in a row! This incredible achievement wouldn’t be possible without your support—thank you for choosing Purity Coffee and fueling your day with the healthiest coffee possible.

Now, as we take our next big step, our founders Amber and Andrew want to personally share more about our journey and what’s coming next, and how you can continue to be a part of our story. ☕🤎

Learn more about our upcoming crowdfunding and reserve your interest through the link in our bio.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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THE PURITY PARTNERSHIP
WE ARE


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FUNDING
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purity_coffee Join our equity crowdfunding campaign and be among the first to support our mission for better health with sustainable coffee. ☕🍃

🌟 Special Offer: Reserve your interest in investing today and receive a 5% bonus as an early investor. Head to the link in our bio to sign up! Don’t miss out!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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EXCITING ANNOUNCEMENT
EXCITING ANNOUNCEMENT

purity_coffee Big News! For the first time ever, we're planning on opening our doors to crowdfunding. We've always relied on a... more

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EXCITING ANNOUNCEMENT

purity_coffee Big News! For the first time ever, we’re planning on opening our doors to crowdfunding. We’ve always relied on a close-knit circle of friends and family, but now we’re inviting YOU to join us. Invest in Purity Coffee and be a part of our mission for the future of wellness and coffee. 🌱 ☕

Reserve your interest in our upcoming equity crowdfunding campaign. Link in bio to learn more! 🔗

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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Purity Coffee

Posted by Amanda Perry

4d ·

🌟 Swipe to see the top 5 reasons to believe in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 42,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Reserve your spot here: https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

THE PURITY PARTNERSHIP

HEALTH-FOCUSED COFFEE:
Sourced and roasted to maximize antioxidants for your well-being.

THE PURITY PARTNERSHIP

PROVEN QUALITY:
40,000 testimonials at an average of 4.9 stars.

THE PURITY PARTNERSHIP

INDUSTRY LEADER:
Fastest-growing privately held coffee company in the US, recognized by Inc Magazine.

THE PURITY PARTNERSHIP

SUSTAINED GROWTH:
Averaging 98% year-over-year growth since inception.

THE PURITY PARTNERSHIP

EXCLUSIVE BENEFITS:
Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

9+

Purity Coffee

Posted by Amanda Perry

Aug 19 ·

🙌 We're thrilled to share that Purity Coffee has made the Inc. 5000 list for the fourth year in a row! This incredible achievement wouldn't be possible without your support—thank you for choosing Purity Coffee and fueling your day with the healthiest coffee possible.

Now, as we take our next big step, our founders Amber and Andrew want to personally share more about our journey and what's coming next, and how you can continue to be a part of our story. ☕ ❤️

Learn more about our upcoming crowdfunding and reserve your interest here: https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



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Posted by Amanda Perry

Aug 16 ·

We're excited to announce our possible equity crowdfunding campaign! Reserve your spot and be among the first to invest in our mission to improve global health with sustainable coffee.

🌟 Special Offer: Reserve your interest in investing today and receive a 5% bonus as an early investor. Don't wait – secure your place today!

Reserve here: https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Reserve here: https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


THE PURITY PARTNERSHIP
WE ARE
CROWD
FUNDING
Join us!

5:17

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Purity Coffee

Posted by Amanda Perry

Aug 14 ·

Exciting announcement! For the first time, we're planning on opening up Purity Coffee to crowdfunding. Previously, we only sourced investments from a small round with friends and family. Now, we're inviting you to join us in this next round. Be a part of our mission to prioritize wellness in every cup. 🌱 ☕

Reserve your interest in our upcoming equity crowdfunding campaign.
https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


EXCITING ANNOUNCEMENT
EXCITING ANNOUNCEMENT
EXCITING ANNOUNCEMENT

Reserve your interest in our upcoming equity crowdfunding campaign.
https://www.startengine.com/offering/puritycoffee

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


EXCITING ANNOUNCEMENT
THE PURITY PARTNERSHIP

BE MORE THAN A CUSTOMER.
BECOME AN OWNER OF PURITY.

As a community - together we can fulfill our mission of improving global health through coffee.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Scan the QR code to reserve your interest and join our Partnership!

5 REASONS TO INVEST:

1. HEALTH-FOCUSED COFFEE:
Sourced and roasted to maximize antioxidants for your well-being.

2. PROVEN QUALITY:
Over 40,000 testimonials at an average of 4.9 stars.

3. INDUSTRY LEADER:
One of the fastest-growing privately held US coffee companies, as tracked by Inc. Magazine.

4. SUSTAINED GROWTH:
Averaging 98% year-over-year growth since inception.

5. EXCLUSIVE BENEFITS:
Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Hi Melysa,

We're excited to share that Purity Coffee has made the Inc. 5000 list as one of the fastest-growing privately-owned companies in America – for the fourth year in a row! This incredible milestone is a reflection of our commitment to delivering the healthiest, purest coffee, and it wouldn't have been possible without your partnership.

As we celebrate this milestone, we're also looking ahead to the next chapter of our journey – and we want you to be a part of it! Remember, you still have the opportunity to join us as partners through the Purity Partnership, our upcoming crowdfunding campaign. Don't forget, you can still enjoy exclusive perks by reserving your interest!

Just a reminder on why!

- **Purity Coffee is on the brink of something huge!** We've built a fiercely loyal customer base, as demonstrated by over 42,000 reviews with an average 4.9-star rating and more than 28,000 active subscribers.
- **We're revolutionizing the global coffee industry with a new category of coffee.** Our nutrient-rich, antioxidant-packed beans help reduce the risk of major diseases. We are committed to providing coffee free from mold, pesticides, and mycotoxins, ensuring a pure healthy product. Plus, we partner with regenerative, organic farms to ensure sustainability and support for farmers.

Reserve your interest on StartEngine for as little as $500 and receive **5% bonus shares** when you invest, plus an additional **5%** *bonus shares* for being a VIP partner. Yes, that means **10% bonus shares** are available to you once the Purity Partnership crowdfunding opportunity goes live! Be sure to use the email address where you're receiving this message when reserving your interest on StartEngine.

Thank you for being an integral part of our journey!

EXPLORE THE PURITY PARTNERSHIP

Gratefully Yours in Coffee,

Melysa Roshan
Purity Coffee Affiliate Marketing Manager

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Hi Melysa,

Surprise! We're beyond thrilled to be on this incredible journey together and are excited to share a special flash incentive designed with our valued partners in mind!

To show our appreciation for your continued support, we're offering you the chance to earn a 25% commission boost on your total referred orders for August 2024. For example, if you've earned $500, you'll receive an extra $125 for the August earnings period!

Here's the ask: simply **post a video next week on Tuesday, August 27th, or Wednesday, August 28th**, sharing the excitement of our crowdfunding campaign with your community. Use the guidelines below to prepare content that will not only engage your audience but also maximize your earning potential.

Suggested Post Copy/Script:

"I'm excited to support one of my favorite coffee companies, Purity Coffee, in their first-ever crowdfunding campaign! I believe in their mission of improving global health through coffee, and have been a massive fan and customer of theirs for years. Now, I can also be an owner! You can invest too and be part of this amazing company. Check out https://www.startengine.com/offering/puritycoffee for more details on how to invest and get an extra bonus! #PurityCoffee #PurityPartnership #Crowdfunding"

Post Must Include the Following Disclaimer:

[Your Full Name] is a paid affiliate for Purity Coffee. [Your First Name] receives [Your Commission Terms Amount]% commission on referred orders as a Purity Coffee Affiliate.

Feel free to prepare your content this weekend, but please wait to post your video until Tuesday, August 27th, or Wednesday, August 28th.

After posting next week, please share your video with our team using the Purity Partnership Social Share Submission Form. Once we receive your proof of completion, we'll adjust your August 2024 commission accordingly!

Your role in sharing this investment opportunity with your followers is a key part of our shared success, and we couldn't be more excited to see the impact you'll make next week.

Together, let's turn this campaign into something truly extraordinary!

Let me know if you have any questions.

In Coffee We Trust,

Melysa Roshan
Purity Coffee Affiliate Marketing Manager

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Hi Sheena,

We're thrilled to invite you to an exclusive opportunity to join Purity Coffee's journey as an investor! As a valued partner, we wanted to offer you the chance to invest early in our crowdfunding campaign, the Purity Partnership, and secure bonuses.

Why reserve your investment in Purity Coffee?

- **We are on the verge of something big.** Purity has been recognized as the fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years. And we have a fiercely loyal customer base - as demonstrated by our over 40,000 reviews with an average 4.9-star rating and more than 28,000 active Purity Coffee subscribers.
- **We are creating a whole new category of coffee,** forcing the $132 billion dollar global coffee industry to think differently. Our coffee, grown in revitalized, nutrient-rich soils, maximizes antioxidants that lower the risks of type 2 diabetes, liver disease, heart disease, neurodegenerative diseases and boost overall longevity. We partner with certified organic farms that utilize regenerative or biodynamic agriculture, paying premium prices to ensure sustainable income for farmers while also supporting environmentally-focused initiatives.

Your Impact and Benefits:

- **Community Investment:** By investing, you help us optimize fulfillment, expand into grocery stores, and support more partner farms with environmental and technological advances.
- **Exclusive Perks:** Reserve your interest on StartEngine and receive 5% bonus shares when you invest, plus an additional 5% bonus shares for being a VIP customer. Yes, that means 10% bonus shares are available to you once the Purity Partnership crowdfunding opportunity goes live!
- **Reserve your interest for as little as $500:** A small investment of just $500 gives you the opportunity to own a piece of Purity Coffee, aligning your values with a company dedicated to health, wellness, and sustainability.

Join us, be part of our growing community, and help us build the next big coffee company. Click the link below to get started and reserve your interest!

Join the Purity Partnership Waitlist

Looking forward to having you with us on this exciting journey!

Brewing Success Together,

Melysa Roshan
Purity Coffee **Affiliate Marketing Manager**

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Hi Alexis,

We're truly grateful for the incredible support from our community as we prepare to launch our crowdfunding campaign. This is your chance to reserve your interest and lock in a 5% bonus when you invest, plus an additional 5% bonus exclusively for VIP customers—giving you a total of 10% once the Purity Partnership crowdfunding opportunity goes live! Just be sure to use the email address where you received this message when reserving your interest on StartEngine.

If you've been considering joining our mission, now is the perfect time. By securing your spot early, you'll unlock exclusive perks reserved for our most dedicated supporters. We're focused on defining a new category of coffee that prioritizes health and sustainability, and we'd love for you to be part of this journey.

Don't miss out – visit our StartEngine page to reserve your interest and learn more.

Thank you for being part of the Purity Coffee community. Together, we're making a positive impact – from farm to cup.

Best regards,

Andrew Salisbury
Founder & CEO, Purity Coffee

* No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Dear there,

You've been selected as part of our most loyal group of customers. First of all, thank you for your continued patronage.

We appreciate you.

We're thrilled to invite you to join the Purity Partnership, a unique opportunity to invest in our mission to improve global health through coffee. Instead of seeking institutional funding, we're inviting members of our VIP community to be our partners in this journey.

Why reserve your investment in Purity Coffee? We are pioneering a new category of coffee that prioritizes individual health and champions sustainability for a better future.

- **Health Benefits**: Our coffee, grown in revitalized, nutrient-rich soils, maximizes antioxidants that lower the risks of type 2 diabetes, liver disease, heart disease, neurodegenerative diseases, and boosts overall longevity.
- **Sustainability**: We partner with certified organic farms that utilize regenerative or biodynamic agriculture, paying premium prices to ensure sustainable income for farmers while also supporting environmentally-focused initiatives.
- **Quality**: Our team of experts ensures our coffee is the richest in beneficial compounds and goes beyond required safety standards for purity.
- **Growth**: We are on the verge of something big. Purity has been recognized as the fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years. And we have a fiercely loyal customer base - as demonstrated by our over 40,000 reviews with an average 4.9-star rating and more than 28,000 active Purity Coffee subscribers.

Your Impact and Benefits:

- **Community Investment**: By investing, you help us optimize fulfillment, expand into grocery stores, and support more partner farms with environmental and technological advances.
- **Exclusive Perks**: Reserve your interest on StartEngine and receive 5% bonus shares when you invest, plus an additional 5% bonus shares for being a VIP customer. Yes, that means 10% bonus shares are available to you once the Purity Partnership crowdfunding opportunity goes live!
- **Reserve your interest for as little as $500**: A small investment of just $500 gives you the opportunity to own a piece of Purity Coffee, aligning your values with a company dedicated to health, wellness, and sustainability.

What's Next?

- **Join the Purity Partnership Waitlist**
- **Stay Updated**: We'll keep you informed about our progress and the official launch date.

This is just the beginning. Join the Purity Partnership and reserve your interest today!

Learn more and reserve your interest here!

Warm regards,

Andrew Salisbury
Founder & CEO, Purity Coffee

* No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Purity Coffee
4,457 followers
4d •

🌟 Why Believe in Purity Coffee? 🌟

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

1. Proven Quality: 42,000 testimonials at an average of 4.9 stars.
2. Industry Leader: Purity has been recognized as the fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years
3. Sustained Growth: Averaging 98% year-over-year growth since inception.
4. Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Reserve your interest in investing today and receive a 5% bonus as an early investor once the Purity Partnership crowdfunding opportunity goes live!

👉 https://lnkd.in/emyRwHKH

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


THE PURITY PARTNERSHIP
WHY INVEST IN
PURITY COFFEE?

Purity Coffee
4,457 followers
6d •

Join our equity crowdfunding campaign and support our mission to improve global health.

Limited-Time Offer: Reserve your interest in investing today and receive a 5% bonus once our raise goes live. Be a part-owner of Purity Coffee!

https://lnkd.in/emyRwHKH

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


THE PURITY PARTNERSHIP
WE ARE
CROWD
FUNDING
Join us!

Sheena Steinhoff and 9 others

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Purity Coffee
4,457 followers
1w •

We're excited to announce a new chapter in our journey! This is the first time we've opened our doors to crowdfunding, previously only sourcing investments from a small round with friends and family. Now, we're inviting our community to join us in this next round. Be part of our mission and reserve your interest in a future of wellness and coffee. 🌱☕

https://lnkd.in/emyRwHKH

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


PURITY
COFFEE

Purity Coffee | StartEngine
startengine.com

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EXCITING ANNOUNCEMENT
THE PURITY PARTNERSHIP

purity_coffee

purity_coffee Big News! For the first time ever, we're planning on opening our doors to crowdfunding. We've always relied on a close-knit circle of friends and family, but now we're inviting YOU to join us. Invest in Purity Coffee and be a part of our mission for the future of wellness and coffee. 🌱☕

Reserve your interest in our upcoming equity crowdfunding campaign. Link in bio to learn more! 🔗

.

.

.

.

.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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mindfulmotel ❤️❤️❤️ when I got the mail I thought we were special 😂

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THE PURITY PARTNERSHIP
WE ARE
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Join us!

purity_coffee

purity_coffee Join our equity crowdfunding campaign and be among the first to support our mission for better health with sustainable coffee. ☕🌿

🌟 Special Offer: Reserve your interest in investing today and receive a 5% bonus as an early investor. Head to the link in our bio to sign up! Don't miss out!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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Original audio

purity_coffee 🎉 We're thrilled to share that Purity Coffee has made the Inc. 5000 list for the fourth year in a row! This incredible achievement wouldn't be possible without your support—thank you for choosing Purity Coffee and fueling your day with the healthiest coffee possible.

Now, as we take our next big step, our founders Amber and Andrew want to personally share more about our journey and what's coming next, and how you can continue to be a part of our story. ☕🤎

Learn more about our upcoming crowdfunding and reserve your interest through the link in our bio.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w

purity_coffee Let us know of any questions!

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sacred_cups ❤️🙌

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THE PURITY PARTNERSHIP
HEALTH-FOCUSED COFFEE:
Sourced and roasted to maximize antioxidants for your well-being.

purity_coffee ...

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

4d

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THE PURITY PARTNERSHIP
PROVEN QUALITY:
40,000 testimonials at an average of 4.9 stars.

purity_coffee

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

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THE PURITY PARTNERSHIP
INDUSTRY LEADER:
Fastest-growing privately held coffee company in the US, recognized by Inc Magazine.

purity_coffee

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

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THE PURITY PARTNERSHIP

SUSTAINED GROWTH:

Averaging 98% year-over-year growth since inception.

purity_coffee

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

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THE PURITY PARTNERSHIP
EXCLUSIVE BENEFITS:
Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

purity_coffee ...

purity_coffee 🌟 Swipe to see the top 5 reasons to invest in Purity Coffee! 🌟 Reserve your interest in investing today and receive a 5% bonus as an early investor.

Health-Focused Coffee: Sourced and roasted to maximize antioxidants for your well-being.

Proven Quality: 40,000 testimonials at an average of 4.9 stars.

Industry Leader: The fastest-growing privately owned US coffee company, as tracked by Inc. Magazine over the past 4 years.

Sustained Growth: Averaging 98% year-over-year growth since inception.

Exclusive Benefits: Unique investor perks, discounts, potential dividends, and supporting sustainable practices.

Go to the link in our bio to reserve your spot!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest..

4d

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Liked by **sacred_cups** and **others**

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PURITY
COFFEE


AMERICA'S FASTEST-GROWING PRIVATE COMPANIES
Inc.
5000
2024
WE MADE THE LIST!

We're excited to share that Purity Coffee has made the Inc. 5000 list as one of the fastest-growing privately-owned companies in America – for the fourth year in a row! This incredible milestone is a reflection of our commitment to delivering the healthiest, purest coffee, and it wouldn't have been possible without your support.

As we celebrate this milestone, we're also looking ahead to the next chapter of our journey – and we want you to be a part of it! We announced last week that we're giving our loyal community the opportunity to join us as partners through the Purity Partnership, our upcoming crowdfunding campaign.

Why Join Us in This Next Chapter?

We are pioneering a new category of coffee that prioritizes individual health and champions sustainability for a better future.

- **Health Benefits**: Our coffee, grown in revitalized, nutrient-rich soils, maximizes antioxidants that lower the risks of type 2 diabetes, liver disease, heart disease, neurodegenerative diseases, and boosts overall longevity.
- **Sustainability**: We partner with certified organic farms that utilize regenerative or biodynamic agriculture, paying premium prices to ensure sustainable income for farmers while also supporting environmentally-focused initiatives.
- **Quality:** Our team of experts ensures our coffee is the richest in beneficial compounds and goes beyond required safety standards for purity.
- **Growth:** We're on the verge of something big. Purity Coffee has built a fiercely loyal customer base, as demonstrated by over 42,000 reviews with an average 4.9-star rating and more than 28,000 active subscribers.

Your Impact and Benefits:

Our crowdfunding campaign gives you the chance to invest in a company that aligns with your values. Reserve your interest for as little as $500 and enjoy exclusive perks:

- Reserve your interest on StartEngine and receive **5% bonus shares** when you invest, plus an additional 5% bonus shares for being a VIP customer. Yes, that means **10% bonus shares** are available to you once the Purity Partnership crowdfunding opportunity goes live!

We're grateful for your continued support and are excited to share this journey with you!

EXPLORE THE PURITY PARTNERSHIP

* No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

PURITY
COFFEE


AMERICA'S FASTEST-GROWING PRIVATE COMPANIES
Inc.
5000
2024
WE MADE THE LIST!

We're excited to share that Purity Coffee has made the Inc. 5000 list as one of the fastest-growing privately-owned companies in America – for the fourth year in a row! This incredible milestone is a reflection of our commitment to delivering the healthiest, purest coffee, and it wouldn't have been possible without your support.

As we celebrate this milestone, we're also looking ahead to the next chapter of our journey – and we want you to be a part of it! We announced last week that we're giving our loyal community the opportunity to join us as partners through the Purity Partnership, our upcoming crowdfunding campaign.

Why Join Us in This Next Chapter?

We are pioneering a new category of coffee that prioritizes individual health and champions sustainability for a better future.

- **Health Benefits**: Our coffee, grown in revitalized, nutrient-rich soils, maximizes antioxidants that lower the risks of type 2 diabetes, liver disease, heart disease, neurodegenerative diseases, and boosts overall longevity.

- **Sustainability**: We partner with certified organic farms that utilize regenerative or biodynamic agriculture, paying premium prices to ensure sustainable income for farmers while also supporting environmentally-focused initiatives.

- **Quality**: Our team of experts ensures our coffee is the richest in

- **Quality:** Our team of experts ensures our coffee is the richest in beneficial compounds and goes beyond required safety standards for purity.
- **Growth:** We're on the verge of something big. Purity Coffee has built a fiercely loyal customer base, as demonstrated by over 42,000 reviews with an average 4.9-star rating and more than 28,000 active subscribers.

Your Impact and Benefits:

Our crowdfunding campaign gives you the chance to invest in a company that aligns with your values. Reserve your interest for as little as $500 and enjoy exclusive perks:

- Reserve your interest on StartEngine and receive **5% bonus shares** when you invest, plus an additional **5%** *bonus shares* for being a VIP customer. Yes, that means **10% bonus shares** are available to you once the Purity Partnership crowdfunding opportunity goes live! Be sure to use the email address where you're receiving this message when reserving your interest on StartEngine.

We're grateful for your continued support and are excited to share this journey with you!

EXPLORE THE PURITY PARTNERSHIP

* No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Purity Coffee is taking reservations for a possible, upcoming round. Indicate interest today.

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RESERVE NOW

GET A PIECE OF PURITY COFFEE

Join the Purity Partnership

Founded in 2016, Purity Coffee is dedicated to improving the world's health through coffee. We have generated over $50M in lifetime sales through our relentless commitment to producing the healthiest and most sustainably-grown coffee possible. Discover what over ...

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


PURITY
COFFEE
Leading Health-Focused Coffee Brand Backed by Science & Sustainable Practices

$556,987.10 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	RESERVATIONS
$556,987.10	192

REASONS TO INVEST

- Purity Coffee has generated over $50M in lifetime sales and achieved an average CAGR of 98% for the past 7 years.* In addition to our DTC sales, we are a top-selling organic whole bean coffee on Amazon.

- The result of our commitment to producing the highest quality and healthiest cup of coffee: 41K reviews with an average 4.9-star rating, a returning customer rate of 50%, over 28K active coffee subscribers, and over 1.7K new customers WoW.

- Our mission is to improve global health through coffee by defining a new category where the entire supply chain - from farm to cup - is focused on exacting standards for health and sustainability.

** Historical performance is not a guarantee of future performance or sucess*

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Andrew Salisbury • Chief Executive Officer, Board Member

Andrew Salisbury, founder and CEO of Purity Coffee, believes healthier coffee is key to wellness, performance, and longevity. Drawing on his experience, he created a meticulous process to make the healthiest coffee. Purity Coffee bridges the gap ...
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Greg Bray • Chief Financial Officer

A CFO with +30 years of finance and leadership experience. A trusted executive who excels at business analysis, planning, leadership and value creation. Serves as fractional CFO for numerous companies in a range of industries. Holds an MBA (Wake...
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Ricardo Pereira • Chief Business Development Officer

Ricardo Pereira has been a key supporter of Purity Coffee since 2015, initially through his role at Ally Coffee. With extensive experience in global commodity regulations and trading, Ricardo has built strong relationships with coffee producers and roasters ...
Read More

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THE PITCH

Purity Coffee: Crafted Sustainably, Optimized for Health


"Paving the way for healthier coffee options!!"
-Kathleen G.
PURITY
COFFEE
FLOW
BALANCE
EASE
CALM
THE PURITY PARTNERSHIP

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Working with coffee scientists and industry experts, we believe we've reimagined the entire coffee supply chain in an effort to create the world's healthiest coffee. The process begins with regenerative organic farming best-practices at origin, which result in a nutrient-rich coffee, packed with beneficial antioxidants (CGAs), micronutrients, and bioactive compounds.

Purity's hand-picked specialty-grade organic coffee undergoes a specialized roasting process which is designed to optimize health benefits. When coffee is roasted, hundreds of compounds are created and destroyed in the process, some good and some bad. Our roast protocol was developed to retain the maximum amount of beneficial compounds while minimizing or eliminating the negative compounds that can develop during roasting. We call this the "sweet spot".

The Purity Standard we've established ensures that every coffee produced is tested for mold, mycotoxins, contaminants, heavy metals, pesticide residue, as well as beneficial compounds. This third party testing is performed for every harvest and certificates of analysis are always accessible through our website.

An Ethos of Continuous Improvement

At Purity Coffee®, we continually review every step of the process, from farm to finished product, to maximize health benefits. Lab testing, quality control, research, and customer input guide us in developing the coffee's health potential.

We use the latest scientific research to optimize how we farm, source, test, roast and deliver our coffees. We're constantly innovating and collaborating with doctors and wellness professionals to develop formulated coffees targeting specific health concerns.

Experience the Purity Difference – coffee that's good for you, good for the planet, and by the way...it tastes simply amazing. Just because coffee is produced with health in mind does not mean taste is sacrificed. In fact, many of our customers exclaim that after tasting Purity, their experience with all other coffees has been ruined. When coffee of the highest quality is produced with such great care, the resulting sensory experience is exceptional.


"The only coffee company I know of which is using regenerative agriculture to not only improve the quality of their coffee but also the quality of life, health, and well-being of the communities in which their coffee is grown."
-MARK HYMAN,MD



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Coffee for the Health Conscious Consumer



Since 2016, our founding principle has always been to produce the healthiest coffee possible, informed by scientific research and testing. During this pursuit, it became abundantly clear to us that the further we leaned into regenerative and biodynamic agriculture, the more we were able to elevate our already high standards for health. Although not surprising, our practices confirmed that producing coffee in a way that benefits human health is inextricably linked to positive impacts on the environment.

Over the past seven years, our growth has been nothing short of extraordinary, and we're just getting started. Our new customer acquisition thrives on word of mouth, customer referrals, and a robust network of wellness brand ambassadors. Since 2017, we've maintained an impressive average CAGR of 98%, consistently expanding our reach and impact year after year.


REVENUE BY YEAR
& projected growth through 2026
$60 MILLION
$40 MILLION
$20 MILLION
$0
$181+ THOUSAND
$1+ MILLION
$2.2+ MILLION
$4.2+ MILLION
$6.5+ MILLION
$10.4+ MILLION
$17.1+ MILLION
$26.5+ MILLION
$40+ MILLION
$60+ MILLION
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

*Historical revenue results are not a guarantee of future performance or success, which is subject to variable factors.

THE OPPORTUNITY

Aiming to Define a New Category of Coffee

We believe the revolutionary standards we've set for ourselves are pioneering a new category of coffee - one in which consumers prioritize health, transparency, and sustainability. The standard other brands set for "healthy coffee" is simply our starting point. All of our coffees are regeneratively grown, hand-picked specialty-grade, USDA certified organic. They also have the distinction of being Smithsonian Bird-Friendly® certified, which is the highest standard for organic, shade-grown coffee. We use organic soil inputs that help to maximize the development of beneficial compounds in our coffee as well as soil amendments such as biochar which help to sequester carbon, reducing atmospheric CO2 levels.

We are dedicated to responsible and sustainable business practices, investing in the communities and people we impact, and promoting best practices for environmental conservation.

- **Ethical Sourcing**: We build long-term partnerships beyond Fair Trade standards that far exceed commodity pricing and differentials. Biodynamic farming and Smithsonian Bird Friendly® Certified standards require our producers to employ specialized organic methodologies and invest in equipment and food safety practices that will lead by example.
- **Regenerative Organic Farming**: Our coffee producers employ this holistic farming approach to agriculture that focuses on improving soil health, biodiversity, and ecosystem resilience. They aim to go beyond sustainability with high environmental and social standards.
- **Minimizing Our Footprint**: We're committed to fully recyclable packaging and we intend to take that a step further, transitioning to bags composed of post-consumer content by November 2024.

Our success is validation that coffee drinkers are motivated to pay a premium price for consciously produced coffee that offers health benefits. In addition, consumers are increasingly demanding levels of transparency and environmental responsibility from brands - both of which we have been demonstrating since our inception. We have a first-mover advantage in this emerging category of coffee that is rapidly gaining traction.


98%
AVERAGE CAGR
SINCE 2017
$50 Million
IN TOTAL REVENUE
28,000
ACTIVE COFFEE
SUBSCRIPTIONS
50%
RETURNING
CUSTOMER RATE
41,000
PURITY
COFFEE®
BALANCE
Consciously Crafted for
METABOLIC HEALTH

4.9-STAR REVIEWS

WHY INVEST

Redefining Coffee for a Healthier and More Sustainable Future



Purity Coffee has demonstrated impressive growth since we first began nearly 8 years ago. We've validated that high quality, health-focused coffee with benefits is a product that consumers crave. We're now acquiring 7,500 new customers each month through our website and at Amazon, growing our base of coffee subscribers by an average of 200 each week, and we're only accelerating.

Join us on our journey and become a part of our mission to improve the world's health through coffee!

ABOUT

HEADQUARTERS
1010 E North St Suite B3
Greenville, SC 29601-3150

WEBSITE
View Site

Founded in 2016, Purity Coffee is dedicated to improving the world's health through coffee. We have generated over $50M in lifetime sales through our relentless commitment to producing the healthiest and most sustainably-grown coffee possible. Discover what over 28,000 subscribers already have - that your daily ritual can improve how you feel and save the environment at the same time.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Purity Coffee.

$497

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

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Andrew Salisbury

Purity Coffee • 12 days ago

Over the next two weeks I'd like to answer any questions you may have on the company, direction an...